Filed pursuant to Rule 253(g)(2)

File No. 024-11169

OFFERING CIRCULAR DATED AUGUST 2, 2022

LEGION WORKS, INC.

4275 Executive Square, Suite 200

La Jolla, CA 92037

(619) 452-1542

UP TO 11,400,000 UNITS COMPRISING

ONE SHARE OF VOTING COMMON STOCK AND

ONE HALF WARRANT EXERCISABLE FOR

ONE HALF SHARE OF VOTING COMMON STOCK (1)

SEE “SECURITIES BEING OFFERED” AT PAGE 67

	Amount to be Qualified	Price to Public	Underwriting discount and commissions	Proceeds to issuer
Units, each consisting of:	7,036,954	$3.60	(2)
One Share of Voting Common Stock	7,036,954	--	---
One-half of one Warrant	7,036,954	--	--
Voting Common Shares underlying Warrants	3,518,478	$4.65	(2)
Total Maximum		$41,693,957.10 (3)	$416,939.57	$41,277,017.50

(1)

As of July 13, 2022, the Company has sold a total of 4,363,046 Units in this Offering for total proceeds of $12,171,931.50 before offering expenses, including proceeds of $874,580 upon the exercise of Warrants issued during 2020 at an exercise price of $3.25. To date, only Warrants exercisable at $3.25 have been exercised. Each Unit consists of 1 share of Voting Common Stock and ½ Warrant exercisable for ½ share of Voting Common Stock. The Units will be sold at a price of $3.60 per Unit. The shares of Voting Common Stock and the Warrants that are components of the Units will be immediately separable and issued separately but will be purchased together. This Offering Circular also relates to the 5,700,000 shares of Voting Common Stock issuable upon exercise of the Warrants. The Warrants are exercisable within 18 months from the date of issuance, when they expire. As of July 13, the Company has sold a total of 2,181,522 Warrants in this Offering. Each Warrant issued after January 2, 2022 (a “2022 Warrant”), will be exercisable at a price of $4.65 per share of our Voting Common Stock, subject to adjustment. Between May 18, 2021, and January 2, 2022, the price for each Unit was $3.00 and the exercise price for each Warrant was $3.90 (a “2021 Warrant”). Prior to May 18, 2021, the price for each Unit was $2.50 and the exercise price for each Warrant was $3.25 (a “2020 Warrant”).

(2)

The Company has engaged Dalmore Group, LLC, member FINRA/SIPC (“Dalmore”), to perform administrative and compliance related functions in connection with this Offering, but not for underwriting or placement agent services. This includes the 1% commission, but it does not include the one-time expense allowance or the consulting fee payable by the Company to Dalmore . See “Plan of Distribution” for details.

(3)	This amount excludes gross proceeds of $11,294,351.50 from the sale of Units as of July 13, 2022.

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The Company expects that the amount of expenses of the Offering that it will pay will be approximately $7,979,596, not including state filing fees. For more details, see “Use of Proceeds” on page 44.

This offering (the “Offering”) will terminate at the earlier of the date at which the maximum offering amount has been sold or the date at which the offering is earlier terminated by the Company at its sole discretion. At least every 12 months after this offering has been qualified by the United States Securities and Exchange Commission (the “Commission”), the company will file a post-qualification amendment to include the Company’s recent financial statements.

No Escrow Agent has been retained as part of this Offering. After each closing, funds tendered by investors will be held in the Company’s payment processor account until cleared. For details, see “Plan of Distribution – Process of Subscribing.” After each closing, the Company may immediately deposit funds into the Company’s bank account and may use the proceeds in accordance with the “Use of Proceeds.”

The offering is being conducted on a best-efforts basis without any minimum target. Provided that an investor purchases shares in the amount of the minimum investment, $1,080 (300 Units) , there is no minimum number of shares that needs to be sold in order for funds to be released to the Company and for this Offering to close, which may mean that the Company does not receive sufficient funds to cover the cost of this Offering. The Company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be made available to the Company. After the initial closing of this offering, we expect to hold closings on at least a monthly basis.

Each holder of Voting Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders. Holders of Voting Common Stock will vote together with the holders of Super Voting Common Stock, which has four (4) votes per share, as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of Legion Works. Holders of the Super Voting Common Stock will continue to hold a majority of the voting power of all of the Company’s equity stock at the conclusion of this Offering and therefore control the board.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION

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GENERALLY NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 13.

The company is following the “Offering Circular” format of disclosure under Regulation A.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Summary -- Implications of Being an Emerging Growth Company.”

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In this Offering Circular, the term “Legion Works” or “the Company” refers to Legion Works, Inc. and its consolidated subsidiaries.

Other than in the table on the cover page, dollar amounts have been rounded to the closest whole dollar.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

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SUMMARY

The Company was incorporated on November 20, 2019, as a Delaware C corporation. We operate as a software development and acquisition company that develops software platforms and sources Software as a Service (“SaaS”), ecommerce and online marketplace businesses in markets the Company believes are ripe for a tech-enabled ventures to scale. We focus primarily on acquiring and building online businesses that are in the Marketing Tech and Sales Tech markets, but we are opportunistic and may also consider opportunities in related or ancillary markets, such as Internet-based or e-commerce markets, where we see high growth potential.

During fiscal year 2021, the Company has sought to integrate and grow Hello Bar, LLC (“Hello Bar”), an acquisition we made on December 31, 2020. We have also been integrating other acquisitions and assets, including OnboardFlow Ltd., which we acquired in March 2021, and Dealify, Inc. and Growth Collective Solutions, Inc., both of which we acquired in November 2021. This has largely involved hiring employees to build up staffing within operations at these subsidiaries, integrating books and records and other resources such as human resources. Further, the Company has been building our sales and marketing capabilities within the Company and its subsidiaries. In addition to research and development for products developed by Legion Works, we also incur expenses related to research and development of companies that we may acquire, which funds are provided by Legion Works and not by the revenue generated by the acquired company. For the remainder of 2022, the Company plans to continue its efforts in developing our acquired companies and assets, and does not expect to make additional acquisitions at this time.

The Offering

The Company is offering Units at $3.60 per Unit comprising one (1) share of Voting Common Stock and one half (½) Warrant exercisable for one half (½) share of Voting Common Stock at an exercise price of $4.65 within eighteen (18) months from the date of purchase.

Securities offered*

Maximum of 11,400,000 Units comprised of one (1) share of Voting Common Stock and one half (½) Warrant exercisable for one half (½) share of Voting Common Stock at an exercise price of $4.65 within eighteen (18) months from the date of purchase.

Voting Common Stock Outstanding as of July 13, 2022	4,632,147 shares
Voting Common Stock Outstanding after the Offering (assuming a fully-subscribed Offering)**	11,400,000 shares
Use of Proceeds

The net proceeds of this Offering will be used primarily for the purchase and development of software assets, operation and growth of those assets, and officers’ salaries and benefits. The details of our plans are set forth in our “Use of Proceeds” section.

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*Between May 18, 2021, and January 6, 2022, the price for each Unit was $3.00 and the exercise price for each 2021 Warrant was $3.90. Prior to May 18, 2021, the price for each Unit was $2.50 and the exercise price for each 2020 Warrant was $3.25.

** Does not include shares issuable upon exercise of 2022 Warrants being sold in this Offering, or 2020 Warrants or 2021 Warrants (the 2020 Warrants, 2021 Warrants and 2022 Warrants are collectively referred to as “Warrants”). If all Warrant holders exercise their Warrants, there will be a total of 17,100,000 shares of Voting Common Stock outstanding after this Offering, resulting from the issuance of an additional 5,700,000 shares from the exercise of the Warrants.

Implications of Being an Emerging Growth Company

We are not subject to the ongoing reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) because we are not registering our securities under the Exchange Act. Rather, we will be subject to the more limited reporting requirements under Regulation A, including the obligation to electronically file:

•	annual reports (including disclosure relating to our business operations for the preceding two fiscal years, or, if in existence for less than two years, since inception, related party transactions, beneficial ownership of the issuer’s securities, executive officers and directors and certain executive compensation information, management’s discussion and analysis (“MD&A”) of the issuer’s liquidity, capital resources, and results of operations, and two years of audited financial statements),

•	semiannual reports (including disclosure primarily relating to the issuer’s interim financial statements and MD&A) and

•	current reports for certain material events.

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In addition, at any time after completing reporting for the fiscal year in which our offering statement was qualified, if the securities of each class to which this offering statement relates are held of record by fewer than 300 persons and offers or sales are not ongoing, we may immediately suspend our ongoing reporting obligations under Regulation A.

If and when we become subject to the ongoing reporting requirements of the Exchange Act, as an issuer with less than $1.07 billion in total annual gross revenues during our last fiscal year, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

•	will not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•	will not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

•	will not be required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

•	will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

•	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

•	will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

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Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or such earlier time that we no longer meet the definition of an emerging growth company. Note that this offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may also qualify, once listed, as a “smaller reporting company” under the Commission’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

SELECTED RISKS ASSOCIATED WITH OUR BUSINESS

Risks Relating to the Company and Its Business

•	Voting control is in the hands of our executive officers and directors.
•	We are an early stage company with a limited operating history.
•	Our financial statements were prepared on a “going concern” basis.
•

Our operating plan relies in large part upon assumptions and analyses developed by our management. If these assumptions or analyses prove to be incorrect, the Company’s operating results may be materially different from our forecasted results.

•

We may not successfully integrate companies and technology we acquire into our business or successfully develop our products, which could impact our ability to generate revenue and negatively affect our financial condition and results of operations.

•	Our acquisition and divestiture activities may disrupt our ongoing business and may involve increased expenses and risks not contemplated at the time of the transactions.

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•	We may not be able to acquire software or other Internet-based companies if the cost of acquiring a potential target company is too expensive to fit our business model.
•

We may acquire software or Internet-based companies in the future that are financially unstable or lack an established record of revenue, cash flow or earnings, which could adversely impact our results of operations and financial condition.

•	We may seek to acquire software or Internet-based companies in industries or sectors that may be outside of our management’s area of expertise.
•	We have acquired a company affiliated with our executive officers and directors, and may do so again in the future, potentially raising conflicts of interest.
•

We are not required to obtain a fairness opinion, which means our investors have no assurance from an independent source that the price we pay for the software companies we acquire is fair from a financial perspective.

•

The effects of the post-COVID-19 economy have materially affected our business plans and operations, and may impact our ability to raise capital. The duration and extent to which this will impact our future results of operations and overall financial performance remains uncertain.

•	We are dependent upon customer renewals, the addition of new customers, increased revenue from existing customers and the continued growth of the market for our platforms.
•

We face significant competition from both established and new companies offering marketing, sales and customer service software and other related applications, as well as internally developed software, which may harm our ability to add new customers, retain existing customers and grow our business.

•

Our ability to introduce new products and features is dependent on adequate research and development resources. If we do not adequately fund our research and development efforts, we may not be able to compete effectively and our business and operating results may be harmed.

•

If our platforms have outages or fail due to defects or similar problems, and if we fail to correct any defect or other software problems, we could lose customers, become subject to service performance or warranty claims or incur significant costs.

•

We depend on third-party providers for a reliable internet infrastructure and the failure of these third parties, or the internet in general, for any reason could significantly impair our ability to conduct our business.

•	We rely on data provided by third parties, the loss of which could limit the functionality of our platforms and disrupt our business.
•	If we do not or cannot maintain the compatibility of our platforms with third-party applications that our customers use in their businesses, our revenue will decline.
•

Future revenue growth depends upon our ability to adapt to technological change as well as global trends in the way customers access software offerings and successfully introduce new and enhanced products, services and business models.

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•	Privacy concerns and end users’ acceptance of Internet behavior tracking may limit the applicability, use and adoption of our platforms.
•	The Company needs to increase brand awareness.
•	Our future success depends on our executive officers and our ability to attract and retain qualified personnel.
•

We may not be able to retain employees who are key to the success of the companies and assets we acquire, which could adversely impact our ability to integrate those companies and their products into our business.

•	Our officers and directors will allocate their time to other businesses, resulting in less time devoted to our business and other potential conflicts of interest.
•

Our assessment of the management team’s capabilities of prospective target companies may be incorrect, and result in a loss of value due to their poor management and integration of the acquired company.

•

If the Company is deemed to be an investment company under the Investment Company Act of 1940, we may be required to institute burdensome and expensive compliance requirements, and our activities may be restricted, including our strategy to acquire software and other Internet-based companies.

Risks Relating to Our Intellectual Property

•	If we are unable to protect our intellectual property rights, our financial results may be negatively impacted.
•	The cost of enforcing our patents and trademarks could prevent us from enforcing them.
•	We may be subject to liability if we infringe upon the intellectual property rights of third parties.

Risks Relating to Cybersecurity and Regulation

•	Legion Works and its subsidiaries are vulnerable to hackers and cyberattacks which could result in loss of customers, liability and negative publicity.
•

If our or our customers’ security measures are compromised, or unauthorized access to data belonging to our customers or their customers is otherwise obtained, whether through our platforms or through the third parties with whom we work, we may be subject to liability claims based on those breaches and any resulting losses.

•

If we fail to comply with federal, state, and foreign laws relating to privacy and data protection, we may face potentially significant liability, negative publicity, an erosion of trust, and increased regulation which could materially adversely affect our business, results of operations, and financial condition.

•

Existing federal, state and foreign laws regulate Internet tracking software, the senders of commercial emails and text messages, website owners and other activities, and could impact the use of our platforms and potentially subject us to regulatory enforcement or private litigation.

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Risks Relating to Taxation

•	We may be subject to additional obligations to collect and remit sales tax and other taxes, and we may be subject to tax liability for past sales, which could harm our business.
•	Changes in tax laws or regulations that are applied adversely to us or our customers could increase the costs of our platforms and adversely impact our business.

Risks Relating to the Company’s Securities and this Offering.

•

We expect to raise additional capital through offerings of equity and convertible securities and to provide our employees with equity incentives. We may also issue securities, including Voting Common Stock, as consideration in acquisitions of companies or assets. Therefore, your ownership in the Company is likely to continue to be diluted.

•

Even if this Offering is successful, we will need to raise additional funding, which may not be available on acceptable terms or at all. Failure to obtain this necessary capital when needed may force us to delay or limit our business development or dissolve the Company.

•	Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.
•	This Offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have.
•	Our management has discretion as to use of proceeds.
•

The subscription agreement has a forum selection provision that requires disputes to be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

•

Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

•	Any valuation at this state is difficult to assess.
•	We may not be able to pay dividends on our Voting Common Stock, which is being offered as part of our Units, for a long time, if ever.
•	An investment in our Units could result in a loss of your entire investment.
•	There is no current market for our Voting Common Stock so you may not be able to sell your Voting Common Stock .

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RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Relating to the Company and Its Business

Voting control is in the hands of our executive officers and directors.

Voting control is concentrated in the hands of the Company’s executive officers and directors who hold all outstanding shares of Super Voting Common Stock. Each share of Super Voting Common Stock is entitled to four votes. In contrast, the Company’s Voting Common Stock, which is being sold in this Offering as part of the Units and underlying Warrants, is entitled to one vote per share. Subject to any fiduciary duties owed to owners or investors under Delaware law, our executive officers and directors may be able to exercise significant influence on matters requiring owner approval, including the election of directors, approval of significant company transactions, and will have unfettered control over the Company’s management and policies. You may have interests and views that are different from our management. For example, management may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, our executive officers and directors could use their voting influence to maintain the Company’s existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval. For details, please see “Securities Being Offered – Voting Common Stock – Voting Rights.”

We are an early stage company with a limited operating history.

Legion Works was incorporated on November 20, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. There is no assurance we will become profitable any time soon or generate sufficient revenues to provide working capital and support our growth.

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Our financial statements were prepared on a “going concern” basis.

Our financial statements were prepared on a “going concern” basis. Certain matters, as described below and in Note 13 to the accompanying financial statements indicate there may be substantial doubt about the Company’s ability to continue as a going concern. We have not generated profits since inception, and we have had a history of losses. We had a retained deficit of -$1,563,153 and net losses of -$1,545,123 and -$18,030 for fiscal years ending December 31, 2021 and 2020, respectively. We had $5,013,056 cash and cash equivalents as at December 31, 2021, due to our Regulation A Offering (the “Offering”), which commenced July 16, 2020. As discussed in greater detail in “Management’s Discussion and Analysis,” we will need to raise significant amounts of funds in order to integrate our businesses, develop our products and services, and market our brands. Our ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our working capital needs or to obtain additional capital financing.

Our operating plan relies in large part upon assumptions and analyses developed by our management. If these assumptions or analyses prove to be incorrect, the Company’s operating results may be materially different from our forecasted results.

Whether actual operating results and business developments will be consistent with the Company’s expectations and assumptions as reflected in its forecast depends on a number of factors, many of which are outside the Company’s control, including, but not limited to:

•	whether the Company can obtain sufficient capital to sustain and grow its business;
•	our ability to successfully identify and grow the Company’s acquisitions;
•	the ability to manage the Company’s growth;
•	whether the Company can manage relationships with key vendors and advertisers; and
•	the timing and costs of new and existing marketing and promotional efforts.

Unfavorable changes in any of these or other factors, most of which are beyond the Company’s control, could materially and adversely affect its business, results of operations and financial condition.

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We may not successfully integrate companies and technology we acquire into our business or successfully develop our products, which could impact our ability to generate revenue and negatively affect our financial condition and results of operations.

To successfully develop and grow our business, the Company must develop and distribute products and services that are complementary to our SAAS, ecommerce, and online marketplace businesses and bring them to market on schedule and in a profitable manner. Delays or failure to launch and distribute products and services could hurt our ability to meet growth objectives, which may affect our financial projections as well as financial condition and results of operations. We also cannot guarantee that we will be able to achieve our expansion goals by acquiring other companies or their assets, including products developed by other companies that we believe complement the products and services we provide, or that the Company will be operated profitably. We may fail to successfully integrate acquired companies, products and services or may not achieve the intended financial or other projections. The Company’s ability to expand successfully through acquisition of other companies or assets will depend on a number of factors, many of which are beyond the control of management. If we are unable to successfully develop or innovate for existing or future products and services, revenue growth rate and profits may be reduced which would harm our financial condition and results of operations.

Our acquisition and divestiture activities may disrupt our ongoing business and may involve increased expenses and risks not contemplated at the time of the transactions.

We intend to acquire companies, products, technologies and talent that complement our strategic direction, both in and outside of the United States. Acquisitions involve significant risks and uncertainties, including:

•	inability to realize synergies expected to result from an acquisition;
•	disruption of our ongoing business and distraction of management;
•	the internal control environment of an acquired entity may not be consistent with our standards or regulatory requirements, and may require significant time and resources to align or rectify;
•	unidentified issues not discovered in the due diligence process, including product or service quality issues, intellectual property issues and legal contingencies;
•	failure to successful develop an acquired business or technology and any resulting impairment of amounts currently capitalized as intangible assets; and
•	in the case of foreign acquisitions, the impact of particular economic, tax, currency, political, legal and regulatory risks associated with specific countries.

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In the future, we may also divest certain assets or businesses that no longer fit our strategic direction or growth targets. Divestitures involve significant risks and uncertainties, including:

•	inability to find potential buyers on favorable terms;
•	failure to effectively transfer liabilities, contract, facilities and employees to buyers;
•	requirements that we retain or indemnify buyers against certain liabilities and obligations;
•	risk of litigation in which we become subject to third-party claims arising out of a divestiture;
•	challenges in identifying and separating the intellectual property and data that we wish to retain from that to be divested;
•	inability to reduce fixed costs associated with the divested assets or business;
•	challenges in collecting the proceeds from any divestiture;
•	disruption of our business and distraction of management;
•	loss of key employees who leave as a result of the divestiture; and
•	potential loss of customers or partners of the divested business .

In addition, any acquisition or divestiture that the Company announces may not be completed if closing conditions are not satisfied. Because acquisitions and divestitures are inherently risky, the Company’s transactions may not be successful and may, in some cases, harm their operating results or financial condition. Management has used the proceeds from this Offering, at least in part, to acquire additional software companies, technology and products we believe will fit our growth strategy. In the future, if management chooses to acquire companies, technology or products by issuing the Company’s Voting Common Stock, investors in this Offering may have their ownership percentage diluted .

We may not be able to acquire software or other Internet-based companies if the cost of acquiring a potential target company is too expensive to fit our business model.

The valuation multiples at which we buy and sell companies are constantly changing based on economic conditions and other factors, such as the availability of target companies that fit our business model. Also, if a competing company has more available cash, it may be difficult for us to match or exceed the price they can pay to acquire companies and assets. Consequently, it may be difficult to acquire profitable companies at prices that fit our business model. Moreover, given higher prices of profitable companies, we may not have the capital needed to complete an acquisition. During 2021, we noticed a significant increase in the multiples of target companies. Although this trend appears to have eased during 2022, we still view the multiples of potential target companies as too high for acquisition. This trend may continue , or even remain the same, for an undetermined length of time. As a result, management has determined to focus on integrating our current businesses and grow our Company rather than pursuing additional acquisitions at this time.

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We may acquire software or Internet-based companies in the future that are financially unstable or lack an established record of revenue, cash flow or earnings, which could adversely impact our results of operations and financial condition.

To the extent we may acquire a software or Internet-based company with a financially unstable business or that lacks an established record of revenues or earnings, we may be affected by numerous risks inherent in the operations of that company. These risks include volatile revenues or earnings and difficulties in obtaining and retaining key personnel. Although the Company’s officers and directors will endeavor to evaluate the risks inherent in a particular target business, they may not be able to properly ascertain or assess all of the significant risk factors and may not have adequate time to complete due diligence. Furthermore, some of these risks may be outside of the Company’s control and leave it with no ability to control or reduce the chances that those risks will adversely impact a target business. As a result, the Company’s results of operations may suffer and adversely impact our financial condition.

We may seek to acquire software or Internet-based companies in industries or sectors that may be outside of our management’s area of expertise.

Although we intend to focus on identifying companies in sectors where we have experience, we will consider acquiring a software or Internet-based company outside of our management’s area of expertise if we determine that such candidate offers an attractive acquisition opportunity for the Company. Although the Company’s management will endeavor to evaluate the risks inherent in any particular acquisition candidate, the Company cannot assure you that they will adequately ascertain or assess all of the significant risk factors. As a result, the Company’s management may not be able to adequately ascertain or assess all of the significant risk factors, which could have an adverse impact on the Company’s result of operations and financial condition.

We have acquired a company affiliated with our executive officers and directors, and may do so again in the future, potentially raising conflicts of interest.

In light of the involvement of officers and directors with other entities, the Company may decide to acquire one or more companies affiliated with the Company’s officers or directors. On December 31, 2020, the Company acquired Hello Bar LLC, which is controlled by our CEO and owned by the COO. Despite the Company’s agreement to obtain an opinion from an independent investment banking firm or from another independent entity that commonly renders valuation opinions regarding the fairness of the terms of the acquisition with respect to the Company’s stockholders, potential conflicts of interest still may exist. For details regarding the Hello Bar acquisition, see “The Company’s Business – Principal Products and Services,” and Note 4 to the Audited Financial Statements .

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We are not required to obtain a fairness opinion when acquiring other companies, which means our investors have no assurance from an independent source that the price we pay for the software companies we acquire is fair from a financial perspective.

Unless the Company completes a business combination with or acquisition from an affiliated entity, or our board cannot independently determine the fair market value of a target company or companies, the Company is not required to obtain an opinion from an independent investment banking firm or from another independent entity that commonly renders valuation opinions that the price the Company is paying is fair to the Company from a financial point of view. If no opinion is obtained, the Company’s stockholders will be relying on the judgment of the board of directors, who will determine fair market value based on standards generally accepted by the financial community. However, in cases where the Company is acquiring an entity which is controlled by a related party, the Company intends to seek a fairness opinion.

The effects of the post-COVID-19 economy have materially affected our business plans and operations, and may impact our ability to raise capital. The duration and extent to which this will impact our future results of operations and overall financial performance remains uncertain.

Our operations have been impacted by a range of external factors related to the post-COVID-19 economy that are not within our control. As an initial response to COVID-19, internet traffic increased throughout 2020 and into 2021 as people were limited by lockdowns and other restrictions. During this period we also saw a significant increase in the multiples of tech companies, including those that we might consider acquiring, which resulted in our change of business strategy. For now we will focus on integrating and growing our Company until the prices of assets and other acquisitions fall more in range with our business model. Additionally, during 2021, as people began to spend more time away from home we noticed a decrease in internet traffic, which has increased our costs related to the acquisition of subscribers. More recently, higher inflation and a shortage of talent in the tech sector have impacted our ability to hire new employees and contractors . We have adjusted our operations as a result of these limitations, but may continue to face these challenges in the future.

Moreover, inflation and other rising costs may affect the rate of spending on software products and may adversely affect our customers’ ability or willingness to purchase our offerings; the timing of our current or prospective customers’ purchasing decisions; pricing discounts or extended payment terms; reductions in the amount or duration of customers’ subscription contracts; or increase customer attrition rates, all of which could adversely affect our future sales, operating results and overall financial performance. If the post-COVID-19 economy has a substantial impact on the ability of our customers to purchase our offerings, our results of operations and overall financial performance may be harmed.

The duration and extent of the impact of the post-COVID-19 economy depends on future developments that cannot be accurately predicted at this time . If we are not able to respond to and manage the impact of such events effectively, our business will be harmed.

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To the extent the post-COVID-19 economy adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, including, in particular, risks related to our dependence on customer renewals, the addition of new customers and increased revenue from existing customers, risks that our operating results could be negatively affected by changes in the sizes or types of businesses that purchase our platforms and the risk that weakened global economic conditions may harm our industry, business and results of operations. For a detailed discussion, please see “Management’s Discussion and Analysis – Trends.”

We are dependent upon customer renewals, the addition of new customers, increased revenue from existing customers and the continued growth of the market for our ecommerce platforms.

We derive, and expect to continue to derive, a substantial portion of our revenue from the sale of subscriptions to our platforms. The market for inbound marketing, sales and customer service products is still evolving, and competitive dynamics may cause pricing levels to change as the market matures and as existing and new market participants introduce new types of point applications and different approaches to enable businesses to address their respective needs. As a result, we may be forced to reduce the prices we charge for our platforms and may be unable to renew existing customer agreements or enter into new customer agreements at the same prices and upon the same terms that we have historically. In addition, our growth strategy involves a scalable pricing model (including freemium versions of our products) intended to provide us with an opportunity to increase the value of our customer relationships over time as we expand their use of our platforms, sell to other parts of their organizations, cross-sell our sales products to existing marketing product customers and vice versa through touchless or low touch in product purchases, and upsell additional offerings and features. If our cross-selling efforts are unsuccessful or if our existing customers do not expand their use of our platforms or adopt additional offerings and features, our operating results may suffer.

We face significant competition from both established and new companies offering marketing, sales and customer service software and other related applications, as well as internally developed software, which may harm our ability to add new customers, retain existing customers and grow our business.

The marketing, sales, customer service, and content management software market is evolving, highly competitive and significantly fragmented. With the introduction of new technologies and the potential entry of new competitors into the market, we expect competition to persist and intensify in the future, which could harm our ability to increase sales, maintain or increase renewals and maintain our prices.

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We face intense competition from other software companies that develop marketing, sales, customer service, and content management software and from marketing services companies that provide interactive marketing services. Competition could significantly impede our ability to sell subscriptions to our platforms on terms favorable to us. Our current and potential competitors may develop and market new technologies that render our existing or future products less competitive, or obsolete. In addition, if these competitors develop products with similar or superior functionality to our platforms, we may need to decrease the prices or accept less favorable terms for our platform subscriptions in order to remain competitive. If we are unable to maintain our pricing due to competitive pressures, our margins will be reduced and our operating results will be negatively affected.

Our competitors include:

•	cloud-based marketing automation providers;
•	email marketing software vendors;
•	sales force automation and CRM software vendors;
•	large-scale enterprise suites;
•	customer service software providers;
•	content management systems; and
•	human capital marketplaces that connect companies with freelance workers.

In addition, instead of using our platforms, some prospective customers may elect to combine disparate point applications, such as content management, marketing automation, CRM, analytics and social media management. We expect that new competitors, such as enterprise software vendors that have traditionally focused on enterprise resource planning or other applications supporting back office functions, will develop and introduce applications serving customer-facing and other front office functions. This development could have an adverse effect on our business, operating results and financial condition. In addition, sales force automation and CRM vendors could acquire or develop applications that compete with our marketing software offerings. Some of these companies have acquired social media marketing and other marketing software providers to integrate with their broader offerings.

Our current and potential competitors may have significantly more financial, technical, marketing and other resources than we have, be able to devote greater resources to the development, promotion, sale and support of their products and services, may have more extensive customer bases and broader customer relationships than we have, and may have longer operating histories and greater name recognition than we have. As a result, these competitors may respond faster to new technologies and undertake more extensive marketing campaigns for their products. In a few cases, these vendors may also be able to offer marketing, sales, customer service and content management software at little or no additional cost by bundling it with their existing suite of applications. To the extent any of our competitors has existing relationships with potential customers for either marketing software or other applications, those customers may be unwilling to purchase our platforms because of their existing relationships with our competitor. If we are unable to compete with such companies, the demand for our platforms could substantially decline.

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In addition, if one or more of our competitors were to merge or partner with another of our competitors, our ability to compete effectively could be adversely affected. Our competitors may also establish or strengthen cooperative relationships with our current or future strategic distribution and technology partners or other parties with whom we have relationships, thereby limiting our ability to promote and implement our platforms. We may not be able to compete successfully against current or future competitors, and competitive pressures may harm our business, operating results and financial condition.

Our ability to introduce new products and features is dependent on adequate research and development resources. If we do not adequately fund our research and development efforts, we may not be able to compete effectively and our business and operating results may be harmed.

To remain competitive, we must continue to develop new product offerings, applications, features and enhancements to our existing platforms. Maintaining adequate research and development personnel and resources to meet the demands of the market is essential. If we are unable to develop our platforms internally due to certain constraints, such as high employee turnover, lack of management ability or a lack of other research and development resources, we may miss market opportunities. Further, many of our competitors expend a considerably greater amount of funds on their research and development programs, and those that do not may be acquired by larger companies that would allocate greater resources to our competitors’ research and development programs. Our failure to maintain adequate research and development resources or to compete effectively with the research and development programs of our competitors could materially adversely affect our business.

If our platforms have outages or fail due to defects or similar problems, and if we fail to correct any defect or other software problems, we could lose customers, become subject to service performance or warranty claims or incur significant costs.

Our platforms and their underlying infrastructure are inherently complex and may contain material defects or errors. We release modifications, updates, bug fixes and other changes to our software several times per day, without traditional human-performed quality control reviews for each release. We have from time to time found defects in our software and may discover additional defects in the future. We may not be able to detect and correct defects or errors before customers begin to use our platforms or their applications. Consequently, we or our customers may discover defects or errors after our platforms have been implemented. Defects or errors could result in product outages and could also cause inaccuracies in the data we collect and process for our customers, or even the loss, damage or inadvertent release of such confidential data. We implement bug fixes and upgrades as part of our regular system maintenance, which may lead to system downtime. Even if we are able to implement the bug fixes and upgrades in a timely manner, any history of product outages, defects or inaccuracies in the data we collect for our customers, or the loss, damage or inadvertent release of confidential data could cause our reputation to be harmed, and customers may elect not to purchase or renew their agreements with us. Furthermore, these issues could subject us to service performance credits (whether offered by us or required by contract), warranty claims or increased insurance costs. The costs associated with product outages, any material defects or errors in our platforms or other performance problems may be substantial and could materially adversely affect our operating results.

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In addition, third-party apps and features on our platforms may not meet the same quality standards that we apply to our own development efforts and, to the extent they contain bugs, vulnerabilities or defects, they may create disruptions in our customers’ use of our products, lead to data loss, unauthorized access to customer data, damage our brand and reputation and affect the continued use of our products, any of which could harm our business, results of operations and financial condition.

We depend on third-party providers for a reliable internet infrastructure and the failure of these third parties, or the internet in general, for any reason could significantly impair our ability to conduct our business.

The Company may outsource some or all of its online presence and data management to third parties who host the actual servers and provide power and security in multiple data centers in each geographic location. These third-party facilities could require uninterrupted access to the Internet. If the operation of the servers is interrupted for any reason, including natural disaster, financial insolvency of a third-party provider, or malicious electronic intrusion into the data center, its business could be significantly damaged. Further, we could see increased costs for data hosting and transmission services due to vendor consolidation and contract renegotiation. As has occurred with many Internet-based businesses, the Company may be subject to “denial-of-service” attacks in which unknown individuals bombard its computer servers with requests for data, thereby degrading the servers’ performance. The Company cannot be certain it will be successful in quickly identifying and neutralizing these attacks. Moreover, the costs of these services may increase as a result of cyberattacks, which may impact our margins. Our costs could also be impacted by increased data regulation. If either a third-party facility failed, or the Company’s ability to access the Internet was interfered with because of the failure of Internet equipment in general or if the Company becomes subject to malicious attacks of computer intruders, its business and operating results could be materially adversely affected. If our costs increase for any of the reasons discussed, we may not be able to increase the fees for our platforms or services to cover the increased cost, which would negatively impact our results of operations and financial condition.

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We rely on data provided by third parties, the loss of which could limit the functionality of our platforms, our ability to attract new customers of a profitable basis, and disrupt our business.

Select functionality of our platforms depends on our ability to deliver data, including search engine results and social media updates, provided by unaffiliated third parties, such as Facebook, Google, LinkedIn and Twitter. Some of this data is provided to us pursuant to third-party data sharing policies and terms of use, under data sharing agreements by third-party providers or by customer consent. In the future, any of these third parties could change its data sharing policies, including making them more restrictive, or alter its algorithms that determine the placement, display, and accessibility of search results and social media updates, any of which could result in the loss of, or significant impairment to, our ability to collect and provide useful data to our customers. In this regard, we note that beginning in 2022, there was an industry wide reduction in return on ad spending as a result of limitations imposed by iOS 14 and 14.5 and changes made by Google to their algorithms. For details, see “Management’s Discussion and      Analysis – Trends.”

These third parties could also interpret our, or our service providers’, data collection policies or practices as being inconsistent with their policies, which could result in the loss of our ability to collect this data for our customers. Any such changes could impair our ability to deliver data to our customers and could adversely impact select functionality of our platforms, impairing the return on investment that our customers derive from using our solution, as well as adversely affecting our business and our ability to generate revenue.

If we do not or cannot maintain the compatibility of our platforms with third-party applications that our customers use in their businesses, our revenue will decline.

A significant percentage of our customers choose to integrate our platforms with certain capabilities provided by third-party application providers using application programming interfaces (“APIs”) published by these providers. The functionality and popularity of our CRM Platform depends, in part, on our ability to integrate our platforms with third-party applications and platforms, including CRM, CMS, e-commerce, call center, analytics and social media sites that our customers use and from which they obtain data. Third-party providers of applications and APIs may change the features of their applications and platforms, restrict our access to their applications and platforms, or alter the terms governing use of their applications and APIs and access to those applications and platforms in an adverse manner. Such changes could functionally limit or terminate our ability to use these third-party applications and platforms in conjunction with our platforms, which could negatively impact our offerings and harm our business. If we fail to integrate our platforms with new third-party applications and platforms that our customers use for marketing, sales, services or content management purposes, or fail to renew existing relationships pursuant to which we currently provide such integration, we may not be able to offer the functionality that our customers need, which would negatively impact our ability to generate new revenue or maintain existing revenue and adversely impact our business.

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Future revenue growth depends upon our ability to adapt to technological change as well as global trends in the way customers access software offerings and successfully introduce new and enhanced products, services and business models.

We operate in industries that are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. We must continue to innovate and develop new products and features to meet changing customer needs and attract and retain talented software developers. We must continue to develop our skills, tools and capabilities to capitalize on existing and emerging technologies.

Privacy concerns and end users’ acceptance of Internet behavior tracking may limit the applicability, use and adoption of our platforms.

Privacy concerns may cause end users to resist providing the personal data necessary to allow our customers to use our platforms effectively. We have implemented various features intended to enable our customers to better protect end user privacy, but these measures may not alleviate all potential privacy concerns and threats. Even the perception of privacy concerns, whether or not valid, may inhibit market adoption of our platforms, especially in certain industries that rely on sensitive personal information. Privacy advocacy groups and the technology and other industries are considering various new, additional or different self-regulatory standards that may place additional burdens on us. The costs of compliance with, and other burdens imposed by these groups’ policies and actions may limit the use and adoption of our platforms and reduce overall demand for it, or lead to significant fines, penalties or liabilities for any noncompliance or loss of any such action. See also, “Risk Factors – Risks Related to Cybersecurity and Regulation – If our or our customers’ security measures are compromised or unauthorized access to data of our customers or their customers is otherwise obtained, our platforms may be perceived as not being secure, our customers may be harmed and may curtail or cease their use of our platforms, our reputation may be damaged and we may incur significant liabilities.

The Company needs to increase brand awareness.

Due to a variety of factors, the Company’s opportunity to achieve and maintain a significant market share may be limited. Developing and maintaining awareness of the brand names, of each of our products and businesses, among other factors, is critical. Further, the importance of brand recognition will increase as competition in the Company’s market increases. Successfully promoting and positioning the Company’s brand, products and services will depend largely on the effectiveness of the Company’s marketing efforts. Therefore, the Company may need to increase the Company’s financial commitment to creating and maintaining brand awareness. If the Company fails to successfully promote the brand names of our products and businesses, or if the Company incurs significant expenses promoting and maintaining those brand names, it could have a material adverse effect on the Company’s results of operations.

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Our future success depends on our executive officers and our ability to attract and retain qualified personnel.

Our future success largely depends upon the continued service and availability of skilled personnel, including our executive officers and those in technical and other key positions. If one or more of our executive officers becomes unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Moreover, we may incur additional expenses to recruit and retain new executive officers. The impact of inflation and a shortage of workers in the tech industry has made it difficult for us to retain new talent and has imposed additional expenses in terms of salaries and wages. If any of our executive officers joins a competitor or forms a competing company, we may lose some or all of our customers. Finally, we do not maintain “key person” life insurance on any of our executive officers. Because of these factors, the loss of the services of any of these key persons could adversely affect our business, financial condition, and results of operations, and thereby an investment in our stock. For a detailed discussion, see “Management’s Discussion and Analysis – Operating Expenses.”

We may not be able to retain employees who are key to the success of the companies and assets we acquire, which could adversely impact our ability to integrate those companies and their products into our business.

We may not be able to retain the key employees of acquired companies, including those who have developed and designed the products we acquire. If we are unable to retain employees with significant knowledge and experience that is essential to the companies, products or services we acquire, we may not be able to successfully adapt or integrate them into our business. Failure to do so could adversely impact our financial condition and results of operations.

Our officers and directors will allocate their time to other businesses, resulting in less time devoted to our business and other potential conflicts of interest.

Our officers and directors are not required to, and may not, commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our Company’s business, which includes searching for software company acquisitions to accelerate our growth, and other businesses in which they are involved. In that regard, each of the Company’s officers are engaged in other business endeavors for which they may be entitled to substantial compensation, and are not obligated to contribute any specific number of hours per week to our Company. Additionally, the Company’s directors may also serve as officers or board members for other entities. If our officers and directors are required to devote substantial amounts of time to the business affairs of other entities, they could be limited in their ability to devote time to the Company’s affairs which may have a negative impact on their ability to implement our business plan, including the development of software or successfully consummating the acquisition of other software companies.

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Our assessment of the management team’s capabilities of prospective target companies may be incorrect, and result in a loss of value due to their poor management and integration of the acquired company.

When evaluating the acquisition of a prospective target software or Internet-based company, the Company will also assess the capabilities of the target company’s management skills, qualifications and abilities with the view of continuing their roles after being acquired by the Company. Our ability to make this assessment may be limited due to a lack of time, resources or information, and may result in an incorrect assessment of the target’s management capabilities. Should the target’s management lack the skills, qualifications or abilities necessary to successfully manage the target’s operations, the Company’s results of operations and financial condition may be negatively impacted. Accordingly, value of your stock may decline and you are unlikely to have a remedy for that loss of value.

If the Company is deemed to be an investment company under the Investment Company Act of 1940, we may be required to institute burdensome and expensive compliance requirements, and our activities may be restricted, including our strategy to acquire software and Internet-based companies.

If the Company is deemed to be an investment company under the Investment Company Act of 1940, the Company’s activities may be restricted, including:

•	restriction on the nature of our investments, and
•	restrictions on the issuance of securities,

each of which may make it difficult to complete our acquisition of software companies.

In addition, the Company may become subject to burdensome and expensive compliance requirements, including:

•	registration as an investment company with the Securities and Exchange Commission;
•	adoption of a specific form of corporate structure; and
•	reporting, recordkeeping, voting, proxy and disclosure requirements and other rules and regulations.

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In order not to be regulated as an investment company, the Company must ensure that it is engaged primarily in a business other than investing, reinvesting or trading in securities unless the Company can qualify for an exemption. Further the Company must ensure that its activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of its total assets, excluding U.S. government securities and cash items, on an unconsolidated basis. The Company’s business will be to identify and acquire software companies and thereafter to operate the post-transaction business or assets for the long term. The Company does not plan to buy unrelated businesses or assets or to be a passive investor.

The Company does not believe that their anticipated principal activities will subject it to the Investment Company Act of 1940.

Risks Relating to Our Intellectual Property

If we are unable to protect our intellectual property rights, our financial results may be negatively impacted.

Our success depends in large part on our patents, copyrights, domain names, and social media handles, which are valuable assets that serve to differentiate us from our competitors. We currently rely on a combination of copyright, trademark, patent, trade dress and unfair competition laws to establish and protect our intellectual property rights. We cannot assure you that the steps taken by us to protect our proprietary rights will be adequate to prevent infringement of our trademarks and proprietary rights by others, including imitation and misappropriation of our brand. We cannot assure you that obstacles will not arise as we expand our product lines and geographic scope. The unauthorized use or misappropriation of our intellectual property could damage our brand identity and the goodwill we created for our Company, which could cause our sales to decline. Moreover, litigation may be necessary to protect or enforce these intellectual property rights, which could result in substantial costs and diversion of our resources, causing a material adverse effect on our business, financial condition, results of operations or cash flows.

The cost of enforcing our patents and trademarks could prevent us from enforcing them.

Patent, trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome. We may also choose not to litigate because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it, or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into licensing agreements, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

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We may be subject to liability if we infringe upon the intellectual property rights of third parties.

We may be subject to liability if we infringe upon the intellectual property rights of third parties. If we were to be found liable for any such infringement, we could be required to pay substantial damages and could be subject to injunctions preventing further infringement. Such infringement claims could harm our brand image. In addition, any payments we are required to make, and any injunction with which we are required to comply as a result of such infringement actions could adversely affect our financial results.

Risks Relating to Cybersecurity and Regulation

Legion Works and its subsidiaries are vulnerable to hackers and cyberattacks which could result in loss of customers, liability and negative publicity.

As an internet-based business, we may be vulnerable to hackers who may access the data of our customers. Further, any significant disruption in service on our platforms or computer systems could reduce the attractiveness of our platforms and products, and result in a loss of customers. If our systems and network infrastructure cannot be expanded or are not scaled to cope with increased demand or fail to perform, we could experience unanticipated disruptions in service, slower response times, decreased customer satisfaction, and delays in the introduction of new products and services. Any disruptions of services or cyber-attacks could harm our reputation and materially negatively impact our financial condition and business.

We host, collect, use and retain large amounts of sensitive and personal customer and workforce data, including names, login credentials, passwords, addresses, phone numbers, and credit card information. In some cases, we may have bank information for ACH transactions as well as corporate tax identification numbers (i.e., EINs). Many governments have enacted laws requiring companies to notify individuals of data security incidents or unauthorized transfers involving certain types of personal data. In addition, some of our customers contractually require notification of any data security compromise. Security compromises experienced by our competitors, by our customers or by us may lead to public disclosures, which may lead to widespread negative publicity, which could materially and adversely affect our business and operating results.

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In the event of a breach resulting in loss of data, such as personally identifiable information or other such data protected by data privacy or other laws, we may be liable for damages, fines and penalties for such losses under applicable regulatory frameworks despite not handling the data. Further, the regulatory framework around data custody, data privacy and breaches vary by jurisdiction and is an evolving area of law. We may not be able to limit our liability or damages in the event of such a loss

To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and our competitive position could be harmed. Any breach, loss, or compromise of personal data may also subject us to civil fines and penalties, or claims for damages either under the General Data Protection Regulation (the “GDPR”) and relevant member state law in the European Union, other foreign laws, and other relevant state and federal privacy laws in the United States.

We use commercially available security technologies and security and business controls to limit access to and use of such sensitive data. Although we expend significant resources to create security protections designed to shield this data against potential theft and security breaches, such measures cannot provide absolute security.

If our or our customers’ security measures are compromised or unauthorized access to data belonging to our customers or their customers is otherwise obtained, whether through our platforms or through the third parties with whom we work, we may be subject to liability claims based on those breaches and any resulting losses.

Our operations involve the storage and transmission of data of our customers and their customers, including personally identifiable information. Security incidents could result in unauthorized access to, loss of or unauthorized disclosure of this information, litigation, indemnity obligations and other possible liabilities, as well as negative publicity, which could damage our reputation, impair our sales and harm our customers and our business. Cyber-attacks and other malicious Internet-based activity continue to increase generally, and cloud-based platform providers of marketing services have been targeted. Cyber incidents have been increasing in sophistication and frequency and can include third parties gaining access to employee or customer data using stolen or inferred credentials, computer malware, viruses, spamming, phishing attacks, ransomware, card skimming code, and other deliberate attacks and attempts to gain unauthorized access. If our security measures are compromised as a result of third-party action, employee or customer error, malfeasance, stolen or fraudulently obtained log-in credentials or otherwise, our reputation could be damaged, our business may be harmed and we could incur significant liability.

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If third parties with whom we work, such as vendors or developers, violate applicable laws, our security policies or our acceptable use policy, such violations may also put our customers’ information at risk and could in turn have an adverse effect on our business. In addition, if the security measures of our customers are compromised, even without any actual compromise of our own systems, we may face negative publicity or reputational harm if our customers or anyone else incorrectly attributes the blame for such security breaches to us or our systems. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our network security or our website change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. We may be unable to anticipate or prevent techniques used to obtain unauthorized access or to sabotage systems because they change frequently and generally are not detected until after an incident has occurred. As we increase our customer base and our brand becomes more widely known and recognized, we may become more of a target for third parties seeking to compromise our security systems or gain unauthorized access to our customers’ data.

Additionally, we provide extensive access to our database, which stores our customer data, to our development team to facilitate our rapid pace of product development. If such access or our own operations cause the loss, damage or destruction of our customers’ business data, their sales, lead generation, support and other business operations may be permanently harmed. As a result, our customers may bring claims against us for lost profits and other damages.

If we fail to comply with federal, state, and foreign laws relating to privacy and data protection, we may face potentially significant liability, negative publicity, an erosion of trust, and increased regulation which could materially adversely affect our business, results of operations, and financial condition.

Privacy and data protection laws, rules, and regulations are complex, and their interpretation is rapidly evolving, making implementation and enforcement, and thus compliance requirements, ambiguous, uncertain, and potentially inconsistent. Compliance with such laws may require changes to our data collection, use, transfer, disclosure, other processing, and certain other related business practices and may thereby increase compliance costs or have other material adverse effects on our business. As part of landlord and tenant registration and business processes, we collect and use personal data, such as names, dates of birth, email addresses, phone numbers, and identity verification information (for example, government issued identification or passport), as well as credit card or other financial information that landlords and tenants provide to us. The laws of many states and countries require businesses that maintain such personal data to implement reasonable measures to keep such information secure and otherwise restrict the ways in which such information can be collected and used. For example, the California Consumer Privacy Act (“CCPA”) took effect on January 1, 2020. The CCPA establishes a new privacy framework for covered businesses such as ours and may require us to modify our data processing practices and policies and incur compliance related costs and expenses. The law also prohibits covered businesses from discriminating against consumers (for example, charging more for services) for exercising any of their CCPA rights and imposes severe statutory damages as well as a private right of action for certain data breaches that result in the loss of personal information. In November 2020, California voters passed the California Privacy Rights and Enforcement Act of 2020 (“CPRA”), which further expands the CCPA with additional data privacy compliance requirements that may impact our business, and establishes a regulatory agency dedicated to enforcing those requirements.

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Additionally, we are subject to laws, rules, and regulations regarding cross-border transfers of personal data, including laws relating to transfer of personal data outside the European Economic Area (“EEA”). Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA to the United States and other jurisdictions; for example, on July 16, 2020, the CJEU invalidated the EU-US Privacy Shield Framework (“Privacy Shield”) under which personal data could be transferred from the EEA to US entities that had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it noted that reliance on them alone may not necessarily be sufficient in all circumstances; this has created uncertainty and increased the risk around our international operations.

These recent developments may require us to review and amend the legal mechanisms by which we make and, or, receive personal data transfers to the United States and other jurisdictions. As data protection regulators issue further guidance on personal data export mechanisms, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

Existing federal, state and foreign laws regulate Internet tracking software, the senders of commercial emails and text messages, website owners and other activities, and could impact the use of our platforms and potentially subject us to regulatory enforcement or private litigation.

Certain aspects of how our customers utilize our platforms are subject to regulations in the United States, European Union and elsewhere. In recent years, U.S. and European lawmakers and regulators have expressed concern over the use of third-party cookies or web beacons for online behavioral advertising, and legislation adopted recently in the European Union requires informed consent for the placement of a cookie on a user’s device. Regulation of cookies and web beacons may lead to restrictions on our activities, such as efforts to understand users’ Internet usage. New and expanding “Do Not Track” regulations have recently been enacted or proposed that protect users’ right to choose whether or not to be tracked online. These regulations seek, among other things, to allow end users to have greater control over the use of private information collected online, to forbid the collection or use of online information, to demand a business to comply with their choice to opt out of such collection or use, and to place limits upon the disclosure of information to third party websites. These policies could have a significant impact on the operation of our platforms and could impair our attractiveness to customers, which would harm our business.

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Many of our customers and potential customers in the healthcare, financial services and other industries are subject to substantial regulation regarding their collection, use and protection of data and may be the subject of further regulation in the future. Accordingly, these laws or significant new laws or regulations or changes in, or repeals of, existing laws, regulations or governmental policy may change the way these customers do business and may require us to implement additional features or offer additional contractual terms to satisfy customer and regulatory requirements, or could cause the demand for and sales of our platforms to decrease and adversely impact our financial results.

In addition, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or the CAN-SPAM Act, establishes certain requirements for commercial email messages and specifies penalties for the transmission of commercial email messages that are intended to deceive the recipient as to source or content. The CAN-SPAM Act, among other things, obligates the sender of commercial emails to provide recipients with the ability to opt out of receiving future commercial emails from the sender. The ability of our customers’ message recipients to opt out of receiving commercial emails may minimize the effectiveness of the email components of our platforms. In addition, certain states and foreign jurisdictions, such as Australia, Canada and the European Union, have enacted laws that regulate sending email, and some of these laws are more restrictive than U.S. laws. For example, some foreign laws prohibit sending unsolicited email unless the recipient has provided the sender advance consent to receipt of such email, or in other words has “opted-in” to receiving it. A requirement that recipients opt into, or the ability of recipients to opt out of, receiving commercial emails may minimize the effectiveness of our platforms.

While these laws and regulations generally govern our customers’ use of our platforms, we may be subject to certain laws as a data processor on behalf of, or as a business associate of, our customers. For example, laws and regulations governing the collection, use and disclosure of personal information include, in the United States, rules and regulations promulgated under the authority of the Federal Trade Commission, the Health Insurance Portability and Accountability Act of 1996, the Gramm-Leach-Bliley Act of 1999 and state breach notification laws, and internationally, the Data Protection Directive in the European Union and the Federal Data Protection Act in Germany. If we were found to be in violation of any of these laws or regulations as a result of government enforcement or private litigation, we could be subjected to civil and criminal sanctions, including both monetary fines and injunctive action that could force us to change our business practices, all of which could adversely affect our financial performance and significantly harm our reputation and our business.

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Risks Relating to Taxation

We may be subject to additional obligations to collect and remit sales tax and other taxes, and we may be subject to tax liability for past sales, which could harm our business.

State, local and foreign jurisdictions have differing rules and regulations governing sales, use, value added, Digital Services Tax, and other taxes, and these rules and regulations are subject to varying interpretations that may change over time. In particular, the applicability of such taxes to our platforms in various jurisdictions is unclear. Further, these jurisdictions’ rules regarding tax nexus are complex and vary significantly. As a result, we could face the possibility of tax assessments and audits, and our liability for these taxes and associated penalties could exceed our original estimates. A successful assertion that we should be collecting additional sales, use, value added or other taxes in those jurisdictions where we have not historically done so and do not accrue for such taxes could result in substantial tax liabilities and related penalties for past sales, discourage customers from purchasing our application or otherwise harm our business and operating results.

Changes in tax laws or regulations that are applied adversely to us or our customers could increase the costs of our platforms and adversely impact our business.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time. Any new taxes could adversely affect our domestic and international business operations, and our business and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. These events could require us or our customers to pay additional tax amounts on a prospective or retroactive basis, as well as require us or our customers to pay fines and/or penalties and interest for past amounts deemed to be due. If we raise our prices to offset the costs of these changes, existing and potential future customers may elect not to continue or purchase our platforms in the future. Additionally, new, changed, modified or newly interpreted or applied tax laws could increase our customers’ and our compliance, operating and other costs, as well as the costs of our platforms. Any or all of these events could adversely impact our business and financial performance.

Risks Relating to the Company’s Securities and this Offering

We expect to raise additional capital through offerings of equity and convertible securities and to provide our employees with equity incentives. We may also issue securities, including Voting Common Stock, as consideration in acquisitions of companies or assets. Therefore, your ownership interest in the Company is likely to continue to be diluted.

Our current strategic initiatives require substantial capital. We may seek to raise any necessary additional funds through equity or debt financings or other sources that may be dilutive to existing stockholders. The Company may offer additional Units, shares of its Voting Common Stock, and/or other classes of equity or debt that convert into shares of Voting Common Stock, such as the Warrants being offered as part of the Units in this Offering, any of which offerings would dilute the ownership percentage of investors in this Offering. Also, we may in the future adopt an employee equity incentive plan, which may also cause dilution to your investment. See “Dilution.”

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Even if this Offering is successful, we will need to raise additional funding, which may not be available on acceptable terms or at all. Failure to obtain this necessary capital when needed may force us to delay or limit our business development or dissolve our Company.

The gross proceeds from this Offering, including potential proceeds from the exercise of our Warrants, will be up to $ 60,054,033.70 before deducting commissions and offering expenses. If we successfully raise the maximum offering amount in this Offering, we anticipate our current operations will be funded for at least the next twenty-four months. We may not achieve the maximum offering amount in this Offering, which would require us to change our plan of operations and seek additional funds sooner than planned through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances or a combination of these approaches. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this Offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See “Plan of Distribution.” The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g., minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this Offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

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The Commission’s Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Our management has discretion as to use of proceeds.

The net proceeds from this Offering will be used for the purposes described under “Use of Proceeds.” The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units and underlying Voting Common Stock hereby will be entrusting their funds to the Company’s management, upon whose judgment and discretion the investors must depend.

The subscription agreement has a forum selection provision that requires disputes to be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors’ costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

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Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor’s jury trial rights following consultation with the investor’s legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement, by a federal or state court in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the company’s securities or by the company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

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In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the subscription agreement.

Any valuation at this stage is difficult to assess.

The valuation for the Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

We may not be able to pay dividends on our Voting Common Stock, which is being offered as part of our Units, for a long time, if ever.

We have never paid cash dividends on our Voting Common Stock and do not anticipate doing so for the foreseeable future. We will only be able to pay dividends on any Units once our directors determine that we are financially able to do so. The Company has incurred net losses and has not generated any revenue since inception, except through its recent acquisition of Hello Bar. For details, see “The Company’s Business – Recent Acquisition of Hello Bar LLC.” There is no assurance that we will be profitable any time soon or generate sufficient revenues to pay dividends to the holders of our Voting Common Stock.

An investment in our Units could result in a loss of your entire investment.

An investment in our Units offered in this Offering involves a high degree of risk and you should not purchase the Units if you cannot afford the loss of your entire investment. You may be able to liquidate your investment for any reason in the near future.

There is no current market for our Voting Common Stock so you may not be able to sell your Voting Common Stock.

There is no formal marketplace for the resale of the Company’s Voting Common Stock and the Company currently has no plans to list any of its shares on any over-the-counter (OTC), or similar, exchange. These securities are illiquid and there will not be an official current price for them, as there would be if the Company were a publicly-traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral. Since the Company has not established a trading forum for our Voting Common Stock, there will be no easy way to know what the Voting Common Stock is “worth” at any time. Moreover, the Company may never undergo а liquidity event such as а sale of the Company or an IPO. If such a liquidity event does not occur, investors could be left holding their Voting Common Stock until the Company runs out of capital and liquidates.

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DILUTION

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

The following table illustrates the approximate per share dilution to new investors discussed above, assuming the sale of, respectively, 100%, 75%, 50%, and 25% of the Units and Warrant Shares offered for sale in this Offering (after deducting our estimated offering expenses).

Funding Level	100% of Remaining Shares Sold	75% of Remaining Shares Sold	50% of Remaining Shares Sold	25% of Remaining Shares Sold
Remaining Amount to Raise	$37,658,595	$28,243,946	$18,829,298	$9,414,649
Net Tangible Book Value Per Voting Common Share Before the Offering	$2.61	$2.61	$2.61	$2.61
Share Dilution to Investors in this Offering	67%	60%	50%	33%
Dilution as a % of the Offering Price	70%	64%	54%	37%

Since inception, the Company’s officers and directors have only purchased Units, including the underlying Voting Common Stock and Warrants, through this Offering. Messrs. Bettencourt and Kamo, our CEO and COO, purchased their Units at the previous offering price of $2.50 per Unit because those purchases were made prior to our price change effective May 18, 2021.

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Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●	In June 2019 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

●

In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

●

In June 2020 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

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PLAN OF DISTRIBUTION

The Company is offering a maximum of 11,400,000 Units at a price of $3.60 per Unit on a “best efforts” basis. Each Unit consists of 1 share of Voting Common Stock and ½ 2022 Warrant exercisable for ½ share of Voting Common Stock. The shares of Voting Common Stock and the Warrants that are components of the Units will be immediately separable and issued separately but will be purchased together. The 2022 Warrants are exercisable at $4.65 per share of Voting Common Stock, subject to adjustment, until eighteen (18) months from the date of issuance, when they expire. Between May 18, 2021, and January 2, 2022, the price for each Unit was $3.00 and the exercise price for each 2021 Warrant was $3.90. Prior to May 18, 2021, the price for each Unit was $2.50 and the exercise price for each 2020 Warrant was $3.25.

The minimum subscription is $1,080 , or 300 Units. Of the 17,100,000 shares of Voting Common Stock available under the Offering Statement of which this Offering Circular forms a part, up to 5,700,000 of such shares are issuable upon exercise of the Warrants. Under Regulation A, the Company may only offer $75 million in Units, Warrants and shares of Voting Common Stock during a rolling 12-month period. As of July 13 , 2022 , the Company has issued 3,877,511 Units in this Offering for gross proceeds of $9,693,779.50.

The Company intends to market the securities in this Offering both through online and offline means. Online marketing may take the form of contacting potential investors through electronic media and posting our Offering Circular or “testing the waters” materials on an online investment platform. This Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on the Company’s website (www.legion.is) on a landing page that relates to the Offering, www.investinlegion.com.

The Offering will terminate at the earliest of the date at which the maximum offering amount has been sold or the date at which the Offering is earlier terminated by the Company at its sole discretion.

The Company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be available to the Company.

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The Company has engaged Dalmore Group, LLC (“Dalmore”) a broker-dealer registered with the SEC and a member of FINRA, to perform the following administrative and compliance related functions in connection with this Offering, but not for underwriting or placement agent services. The services performed include:

●

Review investor information, including KYC (“Know Your Customer”) data, AML (“Anti Money Laundering”) and other compliance background checks, and provide a recommendation to the company whether or not to accept investor as a customer;

●

Review each investors subscription agreement to confirm such investors participation in the offering and provide a determination to the company whether or not to accept the use of the subscription agreement for the investor’s participation;

●	Contact and/or notify the Company, if needed, to gather additional information or clarification on an investor;
●	Not provide any investment advice nor any investment recommendations to any investor;
●

Keep investor details and data confidential and not disclose to any third-party except as required by regulators or pursuant to the terms of the agreement (e.g., as needed for AML and background checks); and

●	Coordinate with third party providers to ensure adequate review and compliance.

As compensation for the services listed above, the Company has agreed to pay Dalmore a $10,000 one-time advance expense allowance to cover reasonable out-of-pocket accountable expenses actually anticipated to be incurred by Dalmore in connection with the Offering, such as, among other things, preparing the FINRA filing in connection with this Offering. Dalmore will refund any amount related to this expense allowance to the extent it is not used, incurred or provided to the Company. In addition, the Company has agreed to pay Dalmore a commission equal to 1% of the amount raised in the Offering to support the Offering after once the SEC has qualified the Offering Statement and the Offering commences. Assuming a fully-subscribed offering for the Units and all Warrants are exercised, the Company estimates that the total amount payable to Dalmore, including the one-time advance expense allowance fee of $10,000, would be $532,973.08. In addition, the Company will pay an $8,000 FINRA Corporate Filing Fee.

Selling Security Holders

No securities are being sold for the account of security holders; all net proceeds of this Offering will go to the Company.

Transfer Agent

We have engaged KoreConX Inc. (“KoreConX”) to act as our transfer agent for the Company’s Voting Common Stock pursuant to our Transfer Agency and Registrarship Agreement.

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Process of Subscribing

After the SEC has qualified the Offering Statement, the Company will accept tenders of funds to purchase the Units. The Company may close on investments on a “rolling” basis (so not all investors will receive their securities on the same date). Investors may subscribe by tendering funds via ACH, debit or credit card, wire or check. Subscriptions via credit card will be processed via a third-party payment processor accessible via Novation Solutions, Inc. (O/A Dealmaker) (“Dealmaker”) technology. Funds will be held in the Company’s third party payment processor account until the subscription agreement has been cleared and countersigned by the Company. Funds then released to the Company will be net funds (investment less payment for processing fees and a holdback equivalent to 5% for 90 days). The Company estimates that processing fees for credit card subscriptions will be approximately 4.5% of total funds invested per transaction. The Company intends to pay these fees on behalf of investors. Investors should note that processing of checks and credit cards by financial institutions has been impacted by restrictions on businesses due to the coronavirus pandemic. Delays in the processing and closing of subscriptions paid by check may occur, and credit card processing fees may fluctuate. Upon closing, funds tendered by investors will be made available to the Company for its use. The Company estimates that approximately 58% of the gross proceeds raised in this Offering will be paid via credit card. This assumption was used in estimating the payment processing fees included in the total Offering expenses set forth in the “Use of Proceeds” section of this Offering Circular.

In order to invest you will be required to subscribe to the Offering at www.investinlegion.com or go to www.legion.is and click on the “Invest in Legion” button. Investors will have to agree to the terms of the Offering and the subscription agreement.

Upon confirmation that an investor’s funds have cleared, the Company will instruct the Transfer Agent to issue shares to the investor. The Transfer Agent will notify an investor when shares are ready to be issued and the Transfer Agent has set up an account for the investor. If the subscription agreement is not complete or there is other missing or incomplete information, the funds will not be released until the investor provides all required information. In the case of a debit card payment, provided the payment is approved, Dalmore will have up to three days to ensure all the documentation is complete. Dalmore will generally review all subscription agreements on the same day, but not later than the day after the submission of the subscription agreement.

The Company maintains the right to accept or reject subscriptions in whole or in part, for any reason or for no reason, including, but not limited to, in the event that an investor fails to provide all necessary information, even after further requests from the Company, in the event an investor fails to provide requested follow up information to complete background checks or fails background checks, and in the event the Company receives oversubscriptions in excess of the maximum offering amount.

In the interest of allowing interested investors as much time as possible to complete the paperwork associated with a subscription, the Company has not set a maximum period of time to decide whether to accept or reject a subscription. If a subscription is rejected, funds will not be accepted by wire transfer or ACH, and payments made by debit card or check will be returned to subscribers within 30 days of such rejection without deduction or interest. Upon acceptance of a subscription, the Company will send a confirmation of such acceptance to the subscriber.

Dalmore has not investigated the desirability or advisability of investment in the Units, Voting Common Stock or Warrants, nor approved, endorsed or passed upon the merits of purchasing the Units, Voting Common Stock or Warrants. Dalmore is not participating as an underwriter and under no circumstance will it recommend the Company’s securities or provide investment advice to any prospective investor, or make any securities recommendations to investors. Dalmore is not distributing any offering circulars or making any oral representations concerning this Offering Circular or this Offering. Based upon Dalmore’s anticipated limited role in this Offering, it has not and will not conduct extensive due diligence of this Offering and no investor should rely on the involvement of Dalmore in this offering as any basis for a belief that it has done extensive due diligence. Dalmore does not expressly or impliedly affirm the completeness or accuracy of the Offering Statement and/or Offering Circular presented to investors by the company. All inquiries regarding this offering should be made directly to the Company.

In the event that it takes some time for the Company to raise funds in this Offering, the Company may rely on cash on hand, or may seek to raise funds by conducting a new offering of equity or debt securities.

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Provisions of Note in Our Subscription Agreement

Forum Selection Provision

The subscription agreement that investors will execute in connection with the Offering includes a forum selection provision that requires any claims against the Company based on the agreement to be brought in a state or federal court of competent jurisdiction in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The Company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the Company. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Investors will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors’ costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Jury Trial Waiver

The subscription agreement that investors will execute in connection with the Offering provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the agreement, including any claim under federal securities laws. By signing the subscription agreement an investor will warrant that the investor has reviewed this waiver with the investor’s legal counsel, and knowingly and voluntarily waives his or her jury trial rights following consultation with the investor’s legal counsel. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. In addition, by agreeing to the provision, subscribers will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations promulgated thereunder.

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USE OF PROCEEDS TO ISSUER

The net proceeds of a fully subscribed Offering to the issuer, after total offering expenses and commissions, will be approximately $52,074,437.70 after deducting estimated offering expenses of approximately $7,979,596

The following table breaks down the use of proceeds into different categories under various funding scenarios as follows:

	25% of Maximum Offering Amount	50% of Maximum Offering Amount	75% of Maximum Offering Amount	Maximum Offering Amount
Gross Proceeds to the Company	$13,299,327	$25,598,654	$39,897,981	$53,197,308
Estimated offering expenses	$1,994,899	$3,839,798	$5,984,697	$7,979,596
Net Proceeds	$11,304,428	$21,758,856	$33,913,284	$45,217,712
Purchase and Development of Software Assets	$6,250,000	$15,250,000	$24,500,000	$34,000,000
Officers’ Salaries and Benefits	$2,000,000	$2,750,000	$3,500,000	$4,000,000
Research and Development	2,580,000	3,250,000	5,000,000	$6,150,000
Marketing and Sales
Working Capital	$309,428	$313,856	$638,284	$742,712
Travel and Entertainment	$90,000	$95,000	$150,000	$175,000
Legal	$75,000	$100,000	$125,000	$150,000

The Company reserves the right to change the use of proceeds at management’s discretion.

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THE COMPANY’S BUSINESS

Overview

The Company was incorporated on November 20, 2019, as a Delaware C corporation. We operate as a software development and acquisition company that develops software platforms and sources Software as a Service (“SaaS”), ecommerce and online marketplace businesses in in markets the Company believes are ripe for a tech-enabled ventures to scale. We focus primarily on acquiring and building online businesses that are in the Marketing Tech and Sales Tech markets, but we are opportunistic and may also consider opportunities in related or ancillary markets, such as Internet-based or e-commerce markets, where we see high growth potential.

During fiscal year 2021, the Company has sought to integrate and grow Hello Bar, LLC (“Hello Bar”), an acquisition we made on December 31, 2020. We have also been integrating other acquisitions and assets, including OnboardFlow Ltd., which we acquired in March 2021, and Dealify, Inc. and Growth Collective Solutions, Inc., both of which we acquired in November 2021. This has largely involved hiring employees to build up staffing within operations at these subsidiaries, integrating books and records and other resources such as human resources. Further, the Company has been building our sales and marketing capabilities within the Company and its subsidiaries. In addition to research and development for products developed by Legion Works, we also incur expenses related to research and development of companies that we may acquire, which funds are provided by Legion Works and not by the revenue generated by the acquired company. For the remainder of 2022, the Company plans to continue its efforts in developing our acquired companies and assets, and does not expect to make additional acquisitions at this time.

Principal Products and Services

The Company is working to build an online B2B platform that provides our clients and customers with the tools to engage website visitors and help companies market and grow their businesses. We expect to achieve these goals by adding technology and services to the Legion Works platform by either acquiring business or assets that fit within our framework and integrating them into our platform, or by building the technology and related products in house.

To date our largest acquisition was Hello Bar, which we acquired on December 31, 2020, for total consideration of $2,750,000. As of December 31, 2021, $800,000 remained outstanding and due to the sellers by December 31, 2022. The Company made payments of $200,000 on each of January 31, 2022, and July 6, 2022, and expects to pay the outstanding amount by fiscal year end. Throughout 2021, we integrated Hello Bar’s centralized finance, accounting, human resources and other operations into Legion Works.

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Hello Bar, LLC (“Hello Bar”) is a website tool that enables users to capture more sales from their website using Hello Bar’s traffic capture bars. Hello Bar offers three levels of service: free, growth, and elite. Hello Bar clients can choose to pay a month to month fee or pay a discounted yearly fee. As part of the Hello Bar acquisition, Legion Works also acquired Subscribers and Hello Mail. Subscribers and Hello Mail are separate software services owned by Hello Bar. Subscribers enables websites to send push notifications via web browsers. Hello Mail is an email service provider that is currently integrated into Hello Bar but could be made available outside of Hello Bar as well.

The Hello Bar service enables customers to launch website “popups” to capture email addresses or other user information a website can use to convert a visitor into a customer. The Hello Bar service allows for a variety of design options and includes a wide range of features to target certain users, to A/B test various pop ups and to integrate other tools.

The Subscribers service enables websites to send push notifications via web browsers to their website visitors who have opted in to receive such push notifications. The Subscribers service also offers a wide range of features for designing these push notifications, A/B testing, and capturing and recapturing ecommerce customers based on particular behaviors.

 The HelloBar.com and Subscribers.com sites include multiple support features like a helpdesk and frequently asked questions for customers.

On March 26, 2021, Legion Works acquired the assets of Onboard Flow, Ltd., a UK registered Limited Company (“Onboard Flow”), through its subsidiary, Convert More, Inc. (“Convert More”), a Delaware corporation, for total consideration of $67,500 in cash, which amounted to 90% ownership, leaving 10% with the previous owner. The acquired assets include software, IP and current customers. By integrating these assets into Legion Works’ platform we seek to develop a Marketing Technology software platform that we expect will assist Software as a Service companies better understand their free trial users so they can attempt to convert more of these free users into paid subscribers. Legion Works purchased this software product after researching companies that we believe could be used to increase conversions of Hello Bar and Subscribers. The development of Convert More has been more complicated than we anticipated. Although we continue to develop Convert More, we have not begun marketing or selling this product at a level we would describe as material.

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In November 2021, the Company acquired 94% of Dealify, Inc. (“Dealify”) for total consideration of $450,000. We paid $300,000 at closing with the remaining $150,000 payable in three installments of $50,000 by August 1, 2022. We paid the first installment early on December 9, 2021, the second installment on April 29, 2022, and expect to pay the remaining installment by August 1, 2022. The Seller can earn an additional 4% of Dealify based on Dealify achieving certain revenue targets:

•	1% (1,075 shares) if Dealify achieves $200,000 or more in monthly revenue for 3 consecutive months;

•	1% (1,100 shares) if Dealify achieves $350,000 or more in monthly revenue for 3 consecutive months;

•	1% (1,120 shares) if Dealify achieves $500,000 or more monthly revenue for 3 consecutive months; and

•	1% (1,150 shares) if Dealify achieves $650,000 or more monthly revenue for 3 consecutive months.

To determine the amount of shares acquirable, the agreement provides for a look-back of seven years from the date of the agreement, November 4, 2021, through November 5, 2028, at which time this right to additional shares expires. Dealify is an ecommerce marketplace that sells discounted early access to software tools. This fits well within the Legion Works platform because it enables us to sell lifetime subscriptions to Software as a Service (SaaS) tools to help marketers at these companies gain initial traction. Dealify also enables us to include offers for our existing tools to help increase sales on the likes of Hello Bar and Subscribers and build relationships with software developers to help us in considering further software acquisitions in the future. Beginning in 2022, Dealify has been negatively impacted by an industry wide reduction in Return on Ad Spending, which was created by the limitations imposed by iOS 14 and 14.5. In particular, this part of our business has been impacted by poorer results on the Facebook platform. Additionally, Google has made changes to their algorithms and those changes have made it more difficult for the Company to rank for SEO than we previously were able to do.

In November 2021, we also acquired 90% of Growth Collective Solutions, Inc. (“Growth Collective”) for $1.2 million net of accounts payable and accounts receivable. We have the right to purchase an additional 5% at a predetermined valuation of $20 million. We believe the acquisition of Growth Collective will assist our efforts to build a growth platform for marketers and sales organizations by providing a marketplace for companies seeking to hire top vetted marketing talent on a freelance basis. In addition to being a rapidly growing and evolving market, we believe it fits well with our platform by adding a talent marketplace to our software and e-commerce marketplace enabling companies to grow. We also expect Growth Collective to enhance our earnings by seizing the opportunity provided by the increased numbers of remote workers. In that regard, we believe Growth Collective is well positioned to benefit from the economic uncertainties and risks in this market because we anticipate that companies might hire freelance workers instead of full time employees in order to decrease costs if the economy declines.

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We also shelved the work on certain products we had been developing, including Betterlop, Flarepulse and Karma during 2021. Management found that some of the properties and functions of these products were redundant of the assets acquired in 23021. Consequently, we believe that the resources that would have been needed to complete development of these products were better placed with the acquired assets and their development.

The Company at this time intends to focus on growing the Company and integrating its new businesses, and does not foresee any additional acquisitions any time soon.

The Company’s Strategy

We are an online platform with a focus in the Marketing Technology and Sales Technology markets. Management aims to build the Company by finding niche opportunities in the market for marketing and sales software and other technologies. In this regard, management intends to leverage its industry knowledge, strategic vision, operational expertise and business connections to identify underserved segments of this market and target its product and services development to fulfill those underserved segments. SaaS multiples have been extremely high so we have been opportunistic in looking at other related business models but still in marketing tech and sales tech. We still consider SaaS to be a key focus - one of our acquisitions was of an e-commerce business with a focus on SaaS and the other was for a marketing tech marketplace.

In addition to developing software and other technologies to assist companies with conversion rate optimization, growth marketing, content creation and analytics, we may acquire other companies who have products or services that management believes would serve the Company’s aims, which may change from time to time based on management’s identification of growth potential.

The Company is not prohibited from pursuing an acquisition of a software company that is affiliated with their officers or directors subject to certain approvals and consents. In the event the Company seeks to complete an acquisition of a software company that is affiliated with their officers, directors or their affiliates, they, or a committee of independent directors, will obtain an opinion from an independent investment banking firm or another independent firm that commonly renders fairness opinions that an acquisition of a software company is fair to the Company from a financial point of view.

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The Company’s Market

The Company is primarily focused on marketing technology and sales software. The software as a service or “SaaS” market is evolving quickly. Based on our observation, the SaaS market, as well as a variety of other markets and industries, grew at an accelerated pace between March 2020 and March 2021 due to COVID-19 changing the way companies work. During this time, more companies were moving their marketing and sales efforts online or needed tools to more effectively do their marketing and sales jobs remotely. Also, during this period, the multiples on businesses that might have been a good fit for the Company increased substantially, rendering them outside of our range of opportunities. However, with restrictions easing and vaccines becoming more available, we have seen a decline in web traffic since late Spring 2021, which we believe may be attributed to people spending more time away from home. In addition to reduced internet traffic, we have seen valuations of tech companies decrease in 2022 in both public and private markets. While the decreased valuations may create opportunities for us to acquire additional companies at discounted valuations, we would need to raise additional capital to do so. It has also been our observation that inflation during 2022 caused price increases, resulting in greater costs for staff, servers and other components we need to maintain and grow our businesses. We have seen software companies be slower to increase their prices compared to other industries in markets. Given these developments, plus the uncertainties in the current economic climate, the Company will adapt its strategy by focusing on growing and integrating our existing businesses rather than pursuing any new acquisitions for the time being.

Competition

Given that the Company is a platform of multiple tools and marketplaces for sales tech and marketing tech, its products have a broad range of competitors. For Hello Bar and Subscribers, the focus on conversion rate optimization and content creation places us in competition with companies such as Privy, Optimonk, Unbounce, Hubspot, VWO, and Biteable. Some of these competitors have the backing of large venture capital funds and other resources. In seeking to break into the analytics market, we also face direct competition from Google Analytics and Mixpanel. Our strengths are our product expertise in terms of product ease of use and specific features designed for niche and fast evolving markets. Our management team has the expertise in this market to see the niche areas our competitors have not addressed. Unlike our well-funded competitors who typically focus on large enterprise customers, we tend to go after the middle segment of the market as well as small and medium businesses. We believe we have a competitive advantage in our ability to be flexible in our pricing.

For Dealify, the company has multiple competitors that sell access to subscription software deals. The largest competitor is AppSumo, a large and well-entrenched company that has achieve substantial revenue. The Company faces other, smaller competitors as well though these other companies have not reached the same level of scale. Dealify aims to compete based on the quality of deals it offers and the customer service it provides to its customers.

Growth Collective operates in a fast growing industry that has further grown from recent changes to more remote workforces. The Company’s direct competitors include similar premium marketing freelancer platforms such as Mayple and MarketerHire as well as larger broad freelancer marketplaces such as Upwork and Fiverr. Growth Collective competes based on its vetting process, focus on high end and strongly vetted freelancers, and combination of both technology and human involvement for the matching of freelancers and companies.

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OnboardFlow competes with larger analytics companies that focus on insights for app developers. These companies include Segment, Amplitude and Mixpanel. Onboard Flow looks to compete based on ease of adoption, ease of use and affordability.

Employees

As of December 31, 2021, the Company has a total of eight (8) full-time employees and four (4) part-time employees working in Legion Works and its subsidiaries. Our CEO, Ryan Bettencourt and Grant Bostrom, Head of Ventures, are full time. Our Head of Products, Keiran Flanigan, is part-time. As of April 25, 2022, the Company hired Caleb Green to serve in the role of COO full time. Although Michael Kamo remains with the Company as Chairman of the Board, he no longer serves as an executive officer.

In addition, Legion Works has engaged with other key individuals as contractors and consultants who possess a range of expertise, including marketing, business development, software engineering, business operations and other areas. These contractors and consultants work in our subsidiaries. For details, see “Management’s Discussion and Analysis.” These additional individuals could start employment at Legion Works at such time as the Company has sufficient capital or financing to fund the expanded launch of its business activities and research and development.

We expect the number of business and direct research personnel hired by Legion Works will scale based upon funds raised in the Company’s offering under Regulation A and as operating needs warrant. For information regarding the impact of the tight labor market and inflation, see “Management’s Discussion and Analysis – Operating Expenses” and “--Key Trends.”

Intellectual Property

Currently, the Company’s subsidiary, Hello Bar, holds a trademark, the latter of which expires at the end of 2022. We filed an update for that trademark in Q1 2022 for the purpose of extending it. The Company also filed for a trademark for Growth Collective in 2022, and is waiting to learn whether it has been accepted. As the Company’s business develops, in particular its software products, we expect to file more trademarks and possibly patents as well.

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Litigation

The Company has not been involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, the conduct of its business activities, or otherwise.

The Company’s Property

The Company currently owns no real property. At this time, management has no plans to procure office space or other real property.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion relates to Legion Works’ financial condition and results of operations and includes audited financial data through December 31, 2021 and should be read in conjunction with our financial statements and the related notes included in this annual report. The discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements

Overview

Legion Works, Inc. was incorporated on November 20, 2019, as a Delaware corporation. The Company is building up a series of software, e-commerce and marketplace tools to help companies market and grow their businesses. The Company operates as a software development and acquisition company that develops software platforms and sources SaaS, e-commerce and online marketplace businesses in markets the Company believes are ripe for a tech-enabled venture to scale. The Company has been centralizing operations and adding sales, marketing and product initiatives at our entities.

Through our subsidiary, Convert More, in March 2021 we acquired the assets of Onboard Flow, comprised of a marketing technology software platform that we are working to integrate with our own technology, with the goal of enhancing our clients’ ability to understand their free trial users so they can convert them into paying subscribers. Legion Works owns 90% of Convert More, a Delaware corporation, and granted a 10% interest to owner of Onboard Flow. In November 2021, we acquired Growth Collective and Dealify, which we discuss above in “The Company’s Business,” and below in “Liquidity and Capital Resources.” We also shelved the work on certain products we had been developing, including Betterloop, Flarepulse and Karma during 2021.

The accompanying audited financial statements have been prepared on a “going concern” basis, which contemplate the realization of assets and the satisfaction of liabilities in the normal course of business. As at December 31, 2021, we had a retained deficit of $1,563,153 and net losses for fiscal years ending December 31, 2021 and 2022 of $1,545,123 and $18,030, respectively. As at December 31, 2021, the Company had cash and cash equivalent of $5,013,056 and total liabilities of $1,181,415. Until we can generate sufficient cash flows to fund operations, we are dependent on raising additional capital through debt and/or equity transactions.

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Results of Operations for the Fiscal Year Ended December 31, 2021 Compared to Fiscal Year Ended December 31, 2020

Net loss for the fiscal year ended December 31, 2021 (“FYE 2021”), was $1,545,123 compared to a net loss of $18,030 for the fiscal year ended December 31, 2020 (“FYE 2020”). Overall we are seeing a decrease in internet traffic, which has resulted in an increase in the cost of acquiring customers within SaaS. During 2021, our competitors were raising substantial funds from venture capital firms to scale their individual businesses. These well-funded competitors drove up the cost of paid acquisition channels such as paid search, paid social and building sales and business development teams. Additionally, iOS 14 limits targeting and capturing of data made it more difficult to achieve strong Return on Ad Spending, which has had a negative impact on our subsidiary, Dealify. For more details see also “Business – Principal Products and Services.”

Revenues

The Company’s revenue on a consolidated basis for FYE 2021 came from the operations of Hello Bar, Growth Collective and Dealify. Dealify receives e-commerce revenue, and Growth Collective receives transactional revenue (percentage of revenue paid through the marketplace). Management has been investing in the growth of these entities through scaling up staff, marketing and sales to help these businesses grow faster. Nevertheless, we do not expect to see these businesses become profitable in 2022. Legion Works, which serves as the holding company for our subsidiaries, does not generate revenue. Our third subsidiary, Convert More, has not yet begun generating revenue.

Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The contracts are monthly. However, based upon management’s analysis of the subscriber contracts, historically, the contracts for its software products are renewed on average over from a seven to twelve month period. The Company also recognizes revenue from the sale, lease or licensing of software, which is accounted for as a long term contract if significant customization or modification is involved. Otherwise, revenue from the sale, leasing or licensing of software will be recognized when there is persuasive evidence an arrangement exists, delivery has occurred, the Company’s price is fixed or determinable, and collection of the sales price is probable. The Company also recognizes revenue from the monetization of its platform applications once performance obligations as required under our customers’ contracts have been satisfied. The Company generates revenues by allowing its subscriber customers to use multiple interactive software platforms, including Hello Bar, Subscribers and Convert More. Both Dealify, Growth Collective and Convert More remain in the startup phase, and management expects to see further losses for the foreseeable future while we build our products, acquire more companies and assets, and establish our niche markets.

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We saw a substantial increase in revenue during FYE 2021 resulting in gross revenue of $1,612,798 as compared to $2,590 for FYE 2020. However, this increase does not reflect the overall trend in 2021 of decreasing revenue as internet traffic has fallen and more well-funded competitors have driven up the cost of paid acquisition channels as discussed above. We also saw a decrease in revenue of approximately 15% due to decreased marketing of our Hello Bar/Subscribers products by one of our largest partners and related party, Neil Patel Digital. Mike Kamo, who serves as the Company’s Chairman of the Board, also serves as CEO of Neil Patel Digital. It is our understanding that Neil Patel Digital undertook this change of marketing strategy for the purpose of promoting their own products rather than reselling those of other companies. However, management believes that our other partnerships, which have just begun rolling out marketing efforts for our products, will grow into the future. Further, beginning in 2022, our businesses’ ability to generate revenue has been impacted by the changes made by Google and Apple with respect to tracking internet activity and privacy. See also below, “Trends.” In addition to these trends, our need to increase spending on our marketing in order to compete has placed further pressure on revenue.

Cost of Revenues

The Company’s cost of revenues for FYE 2021 was $208,237 compared to $0 for FYE 2020. Cost of revenue consists of transaction fees and other costs incurred by our subsidiaries, such as the cost to pay our app suppliers whose apps are sold on Dealify, and transaction fees incurred by Hello Bar when subscribers pay subscription fees.

Operating Expenses

Operating expenses for FYE 2021 were $2,074,664 compared to $14,280 for FYE 2020. The Company’s largest expenses were salaries and wages, which were $563,101 for FYE 2021 compared to $0 in FYE 2020, and payments to contractors amounting to $687,486 in FYE 2021 compared to $0 for FYE 2020. As discussed further in “Trends,” below, competition for talent in the tech sector has remained tight. Not only has the shortage of qualified tech workers driven up salaries and other benefits, the impact of inflation has also increased workers’ need for higher wages. In order to scale our growing company we need to compete for talent against more well-funded competitors, which has been challenging.

During FYE 2021, the Company also incurred significant expense resulting from the amortization of its purchase of Hello Bar in the amount of $868,430. We acquired Hello Bar on December 31, 2020, so this has been a new development for the Company. Other significant expenses incurred by the Company during FYE 2021 were related to dues and subscriptions and professional and legal fees related to our capital raising activities in the amounts of $259,800 and $243,275, respectively.

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Liquidity and Capital Resources

The Company had net cash of $5,013,056 as of FYE 2021 compared to $2,244,076 for FYE 2020. The Company’s largest source of funding has been the proceeds from its offering under Regulation A of Units comprising Voting Common Stock and Warrants, which amounted to approximate gross proceeds of $12,163,099, including $874,581 received upon the exercise of outstanding warrants as of June 27, 2022. Expenses related to the Regulation A offering were $1,185,799 and $368,937 for FYE 2021 and 2020, respectively.

The proceeds from the Regulation A offering were used to fund the acquisition of Hello Bar, and we anticipate using some of the proceeds from our Regulation A offering to pay the remaining amounts due under that agreement. On each of January 31, 2022, and July 6, 2022 we paid $200,000 pursuant to the Hello Bar purchase agreement, which leaves $400,000 due by December 31, 2022. The Company deposited $50,000 into Hello Bar’s bank account for use as operating capital on May 15, 2021, pursuant to the purchase agreement.

The Company also used proceeds from its Regulation A offering to acquire assets for its wholly-owned subsidiary, Convert More, on March 26, 2021, for a purchase price of $67,500 in cash. We intend to provide additional capital in 2022 to support Convert More in its effort to begin producing material revenue.

In November 2021, we acquired Growth Collective and Dealify using the proceeds from our Regulation A offering. Our acquisition of Growth Collective involved the purchase of 90% of its common shares, leaving the seller with a 10% interest, for a net purchase price of $1,168,185. We expect Growth Collective to enhance our performance by adding a platform that will allow our subscribers to hire top vetted marketing talent on a freelance basis, which we believe will be assisted by the increased number of remote workers participating in that market. We acquired 94% of Dealify through the purchase of its common shares for a purchase price of $467,280, comprising $300,000 cash at closing and a non-interest bearing promissory note in the amount of $150,000 which matures on August 1, 2022. We paid the first $50,000 installment early on December 9, 2021, the second $50,000 installment on April 29, 2022, and expect to pay the remaining installment by August 1, 2022. The Company made a $50,000 payment on the balance of the note on December 31, 2021. For details regarding the purchase of these companies, see Notes 4 and 7 to our consolidated financial statements.

Hello Bar received a loan under the Small Business Administration’s Paycheck Protection Program in the amount of $92,111.00, which was forgiven as of April 30, 2021.

The Company does not generate sufficient revenue to cover all of its operating expenses at this time. Although Hello Bar generates sufficient revenue for its own operating expenses, management will not use those revenues to fund the rest of the Company. In addition to the Company’s ongoing need for working capital, funding will be needed for the continued integration of Hello Bar, Growth Collective and Dealify, and the growth of Convert More. We also anticipate needing additional capital for the development of software, marketing, and growth of our businesses. Although we have seen valuations of tech companies decrease substantially during 2022, which we believe may create opportunities for us to acquire additional companies at discounted valuations, we would need to raise additional capital to do so. It has been our observation during 2022 that raising capital has become more difficult in the current economic climate. As a result, the Company does not anticipate making any additional acquisitions at this time, and will instead focus on integrating and growing our existing businesses.

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The Company believes it has the necessary capital to fund operations for the next twelve months. However, as discussed above, we have observed a significant increase in operating expenses due to increased salaries and wages as a result of inflation which we do not anticipate changing in the near future. We have also observed downward pressure on our revenue due to decreased internet traffic, changes in technology that limits our ability to collect data on behalf of our subscribers, and increased competition from well-funded competitors. In addition to these trends, further pressure on revenue has been from our need to increase spending on our marketing. Any change in these factors or the overall economy could have a material impact on our business plan, results of operations and financial condition.

The Company does not have any revolving credit facilities or other debt with which to fund its operations. If the Company is not able to raise enough capital through its Regulation A offering, or through other future offerings, including potential private offerings or debt, we may not be able to implement our business plans unless we obtain additional financing or are able to otherwise generate revenues and profits. There is no assurance that the Company will generate sufficient revenue now, or in the future, to sustain its operations without additional capital or that such funds, if available, will be obtainable on terms satisfactory to the Company.

Plan of Operations and Milestones

Management of the Company intends to use a substantial portion of the net proceeds for general working capital and, once additional funding milestones are met, to potentially identify, build and acquire targeted software companies that meet the Company’s investment criteria. The Company will also continue to reach out to strategic partners for alliances to further strengthen its positions.

During 2021, the Company acquired three additional ventures. This brought the total number of online software ventures the Company has acquired to four. Through 2021 and the early part of 2022, the Company has centralized key administrative functions for each of these ventures. These functions include finance, human resources, accounting, legal and other common services that each of the ventures rely on to run and operate smoothly. By centralizing these functions, the company has worked to reduce the burden of these activities for each of the individual ventures.

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In late 2021 and early 2022, the Company has looked to strengthen the Leadership team at Legion as well as add key team members to oversee each of the Company’s online ventures. With the arrival of Caleb Green, the Company’s newly appointed COO, the Company has been focused on professionalizing and streamlining its operations. Mr. Green has been instrumental in helping the company centralize various administrative functions to keep each of the ventures more focused on growth activities. Additionally, Mr. Green has worked closely with the Legion team to build up sales and marketing operations within each of the ventures, put in sales and marketing targets and analytics, attract and lead key leadership in marketing and sales at each of the ventures, and help share the work related to the Company’s ongoing reporting and fund-raising efforts.

In addition to continuing its work in building up the marketing and sales efforts and capabilities within each of the Company’s ventures, Legion expect to invest time, energy and money in the second half of 2022 and first half of 2023 to make substantial improvements in the Company’s products. While the Company’s online technologies are adequate for continued growth, it believes that strong growth as well as increased enterprise value requires product innovation and product improvements. OnboardFlow is a complex analytics software product and the Company is working hard to have the product ready for greater focus on sales and marketing to begin driving material revenue for OnboardFlow. Growth Collective requires further automation of marketplace activities as well as product innovation to better match clients with freelancers and allow the company to become a true platform. Hello Bar needs to continue to innovate its Hello Bar and Subscribers products to remain competitive and innovative in the markets in which it competes. Dealify needs to move beyond an online e-commerce website into more of an online marketplace application. It is believed this will allow the company to scale more rapidly and go into new markets more quickly.

As the costs for hiring and retaining technical talent in the U.S. continue to escalate, the Company believes that it will continue to expand its R&D efforts in countries where costs are lower and where there is very strong technical talent, expertise and experience.

The Company believes it has the necessary capital to invest in and support its business plan for the next twelve months. It does plan on raising additional capital during this time to further support these activities.

The Company expects to spend the rest of 2022 focused on the above activities within its existing products. It does anticipate considering an additional acquisition or weighing its options in starting a new venture in Q1 or Q2 of 2023. However, the Company does anticipate needing to raise additional capital to do so.

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The Company intends to reach the following milestones over the next 12 months:

July 2022 - Continue to integrate Dealify and Growth Collective and centralize their administrative functions

September 2022 - Begin evolving the Growth Collective website and application into a true marketplace technology product in an effort to increase the company’s enterprise value and enable greater scalability (version 2.0)

October 2022 - Begin evolving the Dealify e-commerce website into a software tools and deals marketplace to enable greater scalability and drive more market opportunity (version 2.0)

November 2022 - Begin to market and sell the OnboardFlow software platform in an effort to begin to generate material revenue for the business

April 2023 - Initial version 2.0 of Growth Collective launched to select clients/customers for testing and initial roll out

May 2023 - Have acquired or started one additional online venture to add to the company

Key Trends

Overall, the economy during 2021 has impacted our business in a number of ways. First, Hello Bar and other Software as a Service (“SaaS”) companies have seen some challenges as COVID-19 restrictions have eased and people are returning to work. As a result, internet traffic has decreased which means our revenue is generally down. Second, we have found that hiring employees and contractors has been more expensive as our engineers and other highly skilled workers are in demand. Remote work has become widely accepted and has changed expectations that people may work remotely and increased demand for freelance work resulting in greater competition for talent. Higher inflation and a shortage of workers generally has also created an expectation of higher wages for workers. As a result, we have been paying higher wages for both employees and contractors. We are also seeing increased costs related to health care and other benefits that we provide our employees as part of our effort to hire and retain them. At the same time, we are seeing downward pressure on revenue because our customers are being more cautious with their spending on software and marketing so our overall conversion rates and the rates of new customers are declining.

An important aspect of our business, and its ability to generate revenue, has been impacted by the changes made by Google and Apple beginning in 2022 with respect to tracking internet activity and privacy. Google has made changes to their algorithms and those changes have made it more difficult for the Company to rank for SEO that we previously were able to do. Moreover, the release of Apple’s iOS 14 and iOS 14.5 has reduced the targeting capabilities that have historically resulted in strong Return on Ad Spend for our software and services. This has posed challenges to paid acquisition for us and this trend is consistent with what our competitors are seeing as well. This has meant that our companies are seeing lower returns on ad spend than they were previously.

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In terms of our business strategy, increased multiples and the poor performance of tech stocks has negatively impacted our plans regarding acquisitions due to the ballooning costs related to finding and acquiring companies that fit our business plan. Management sees marketing and sales tech companies being built and scaled in more markets around the world. We have also observed that over the last five to seven years, large companies in these market spaces are being built outside of more traditional technology centers in the U.S. Given the rise in more remote work environments, management expects this trend to increase rapidly.

Consequently, the Company at this time intends to focus on growing and integrating its new businesses, specifically Growth Collective and Dealify which we acquired in November 2021, and does not foresee any additional acquisitions any time soon.

Each of these trends pose opportunities and challenges for the Company and management recognizes the need to stay nimble and be able to adjust its business plan on a regular basis to meet these trends.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company”, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies”, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

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If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies”, and our shareholders could receive less information than they might expect to receive from more mature public companies.

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DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The company’s executive officers and directors are as follows:

Name	Position	Age	Term of Office (if indefinite, date appointed)	Approximate hours per week if part-time

Executive Officers:

Ryan Bettencourt	CEO, CFO and Secretary	47	November 2019 to present	Full time

Caleb Green	COO	37	April 2022	Full time

Keiran Flanigan	Head of Products	36	November 2019 to present	10

Grant Bostrom	Head of Ventures	41	November 2019 to present	Full time

Directors:

Ryan Bettencourt	Director	47	November 2019 to present

Michael Kamo	Chairman of the Board	36	November 2019 to present

Ryan Bettencourt, CEO, CFO, Secretary and Director

Ryan Bettencourt has been the Company’s CEO, CFO, Secretary and Director since its inception in November 2019. Beginning January 2019, Ryan served as CEO of Hello Bar LLC. After the Company acquired Hello Bar in January 2021, Ryan became Chairman of the Board of Hello Bar, a role in which he continues to serve. From January 2018 to January of 2019 Ryan was the Head of Product for One Vigor, a media distribution company and the GM of Edisen, a spinoff product/company, both of which are owned by Vigor Systems, Inc. From June 2014 through February 2018 Ryan was the CEO of Cursive Labs, LLC, a Venture Studio formed to develop multiple companies. Ryan was the CEO and founder of Spoutable, LLC, an ad tech platform owned by Cursive Labs, LLC. Spoutable was acquired by Proper Media in 2018. From 2012-2014 Ryan was the VP, Digital for Saban Brands. Ryan joined Saban Brands after his former company was acquired by Saban. From 2008-2012 Ryan was Co-Founder/President of KidZui, Inc., a leading internet browser for children, which was also acquired by Saban Brands. Ryan has his MBA, Magna Cum Laude, from Babson College where he was a Babson Fellow and his BA, Cum Laude, from the University of San Francisco.

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Caleb Green, Chief Operating Officer

In April, 2022 Caleb Green joined Legion as its Chief Operating Officer. With more than a decade of experience at hyper-growth technology, marketplace, and media businesses, Caleb will focus on growing Legion’s businesses and improving overall scalability. Caleb most recently served as the Head of Internal Operations at Snagajob, the world’s largest marketplace for hourly work. Caleb joined Snagajob in January 2015, and variously led the Strategy, Operations, and Financial Planning teams. In his role at Snagajob, he was responsible for spearheading numerous strategic initiatives, including product launches and M&A integrations. Prior to Snagajob, Caleb managed video publishing and growth at Vox Media, where he tripled audience viewership at brands like Eater, The Verge, Vox.com, and Polygon. Caleb’s entrepreneurial spirit runs deep, and during his early career he founded or co-founded two technology/media companies. Caleb has an MA from the University of Chicago and a BA from the University of Pennsylvania.

Keiran Flanigan, Head of Products

Keiran Flanigan has been Head of Products for the Company since inception in November 2019. From February 2019 through October 2020, Keiran was the full-time Head of Product for Hello Bar, LLC. Keiran moved to a part-time role at Hello Bar in October 2019 so that he could continue to help Hello Bar grow while dedicating additional time to Legion. From January 2018 to February 2019 Keiran was a freelance web and mobile developer building a variety of products in the software and e-commerce markets. From 2014-2018 he was the Co-Founder and Head of Product/Creative for Cursive Labs, LLC and its flagship product, Spoutable. From 2009-2012 Keiran was the Lead iOS Developer for Rage Digital, a design and development company. From 2012 through 2014, Keiran has done freelance projects for the likes of the NFL, Hyundai, 24-Hour Fitness and dozens of start-ups.

Grant Bostrom, Head of Ventures

Grant Bostrom has been Head of Ventures for the Company since inception in November 2019. Since 2017, Grant has been the Founder and CEO of Hellaworks, Inc. and its flagship product TapHype. Grant reduced his role in Hellaworks in November 2019 to focus most of his energies on Legion. From July 2014 to June 2017 Grant was a Co-Founder of Cursive Labs, LLC and served as Head of Product and Business Development for Spoutable, LLC. Between August 2009 and December 2013, Grant was the Head of Business Development and Special Projects for KidZui. Grant has an MBA from San Diego State University, a Masters in Advertising from the University of Texas at Austin and a BA from UCLA.

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Michael Kamo, Chairman of the Board of Directors

Michael Kamo has been the Chairman of the Board of Directors since its inception in November 2019 and served as the Company’s COO from inception until April 29, 2022. Beginning October 2017 to the present, Mike has been the Co-Founder and CEO of Neil Patel Digital, LLC, a digital agency. From October 2016 to January 2019, he was the Co-Founder and CEO of Hello Bar LLC. From January 2011 to December 2016, Mike was Founder and CEO of Stride App LLC and was a content entrepreneur along with Neil Patel. In 2013, Mike, who was then known by the name Michael Kamfiroozie, and Kore Services, LLC (“Kore”), doing business as Auto Debt Consulting, a company he owned, and the principal of another California-based company, NAFSO VLM, Inc. (“NAFSO”), entered into a stipulated order with the Federal Trade Commission (“FTC”), related to motor vehicle loan assistance products and services. The FTC’s allegations, which were neither admitted nor denied by the defendants, alleged that the defendants made false and misleading statements that they would obtain for consumers loan modifications that would make auto loans more affordable or consumers would receive a refund. The settlement bans the defendants from providing any type of motor vehicle debt relief service; prohibits them from making misrepresentations about any other financial related product or service they market; and requires them to support claims with competent and reliable evidence. The FTC settlement included a $279,728 judgment, which was paid by Kore and NAFSO. In 2017, Mike legally changed his name from Michael Kamfiroozie to Michael Kamo.

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COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2021, we compensated our three highest paid executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Ryan Bettencourt (1)	CEO, CFO and Secretary	$257,917.00	$0.00	$257,917.00
Keiran Flanigan (2)	Head of Products	$27,250.00	$0.00	$27,250.00
Grant Bostrom (3)	Head of Ventures	$92,462.00	0.00	$92,462.00

________

(1)	Includes $80,417 earned as a contractor working for one of the Company’s subsidiaries.
(2)	Paid as a salary from the Company’s subsidiary, and no salary from Legion Works.
(3)	Includes $18,295 earned as a contractor working for one of the Company’s subsidiaries.

The Company does not have employment agreements with its executive officers at this time.

Our board of directors did not receive compensation for the fiscal year ended December 31, 2021, for their board service, but may be reimbursed for reasonable expenses incurred while performing their duties in that capacity. There were two persons serving in that group during fiscal 2021.

Employment Agreement

Our new COO, Caleb Green, has an employment agreement with the Company under which he will receive a base salary of $200,000 per year with an annual bonus up to a maximum of $85,000 based upon the Company achieving certain annual revenue goals. The agreement also gives him the right to service based equity compensation earn up to 1.5% of the Company’s Super Voting Common Stock then outstanding, which will vest quarterly over four (4) years at a rate of 0.09375% per quarter. In the event of a change of control of the Company, Caleb’s service based equity will accelerate and become fully invested. He can also earn performance based equity compensation 1% of equity at a rate of 0.25% each time the Company achieves $5,000,000, $10,000,000, $15,000,000 and $20,000,000 revenues based on the Company’s twelve (12) month consolidated revenues. If the Company has a change of control, Caleb’s performance based equity will accelerate and become fully vested to the next revenue level. The agreement provides for a three month severance package comprising base salary and health benefits, and forfeiture of unvested equity, if the Company terminates him without cause. The agreement also covers confidentiality and the Company’s proprietary rights over work product. For details see Exhibit 6.8 filed with the Offering Statement of which this Offering Circular forms a part.

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SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of July 13, 2022, Legion Work’s voting securities that are owned by our executive officers, directors and other persons holding more than 10% of the Company’s voting securities.

Name and Address of Beneficial Owner (4)	Class of securities	Amount and nature of beneficial ownership (1)(2)	Amount and nature of beneficial ownership acquirable (3)	Percent of class
Ryan Bettencourt	Super Voting Common Stock	2,350,000		25.13%
	Voting Common Stock	800		1%

Michael Kamo	Super Voting Common Stock	5,860,000		62.67%
	Voting Common Stock	800		1%

Directors and Officers as a group (4 persons in this group)	Super Voting Common Stock	8,685,000	475,000	97.97%
Directors and Officers as a group (4 persons in this group)	Voting Common Stock	1,600		1%

(1)

The Company’s Super Voting Common Stock is entitled to 4 votes per share. As of July 13, 2021, 9,350,000 shares of Super Voting Common Stock were outstanding, including shares subject to vesting as reflected in the table above. The Company’s Voting Common Stock is entitled to one vote per share. As of July 13, 2022, 4,632,147 shares of Voting Common Stock were outstanding.

(2)	Messrs. Bettencourt and Kamo purchased their shares of Voting Common Stock through the Company’s Regulation A offering.

(3)

Comprising 475,000 shares of Super Voting Common Stock subject to a 4-year vesting schedule which began January 10, 2020. On January 10, 2021 and 2022, 25% of the shares became fully vested and 1/48 of the total number of shares shall be released from the repurchase options each month until all shares are released on the fourth anniversary of the stock purchase agreement. Excluded from this column are 1% of outstanding Super Voting Common Stock, or 140,250 shares of Super Voting Common Stock assuming the number of outstanding shares remains 9,350,000, that vest quarterly over four (4) years at a rate of 0.09375% per quarter commencing May 1, 2022. Additionally, this column excludes 1.5% of Super Voting Common Stock, or 93,500 shares, assuming the number of outstanding shares remains the same, which will vest depending on the Company achieving certain revenue goals in the future. See “Compensation of Directors and Executive Officers – Employment Agreement.”

(4)	The address of all beneficial owners is 4275 Executive Square, Suite 200, La Jolla, CA 92037.

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INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Hello Bar Acquisition

On December 31, 2021, the Company acquired 100% of the membership interests in Hello Bar LLC (“Hello Bar”), a California limited liability company, for a purchase price of $2,750,000 (the “Purchase Price”) pursuant to the Membership Interest Purchase Agreement (the “Purchase Agreement”). Under the terms of the Purchase Agreement, the Company purchased Hello Bar from Michael Kamo (the “Seller”) who, prior to this transaction, held 100% of Hello Bar’s membership interests. The Seller, Mr. Kamo, also currently serves as Director and Chief Officer of Operations of the Company. For more details regarding this transaction, see “The Company’s Business.” Prior to this transaction, Ryan Bettencourt was the CEO of Hello Bar.

Issuance of the Company’s Super Voting Common Stock to Executive Officers and Directors

The Company sold Founders Shares to members of the Management team as well as to an outside advisor. Stock Purchase Agreements were signed between the Company and each member who purchased Founders Shares in early 2020. At the end of 2020 the Company had issued 9,350,000 shares of Super Voting Common Stock to the Company’s officers and directors as well as one outside advisor. These shares were issued in late 2019 and early 2020 in exchange for proceeds amounting to $935. The Company does not have any additional stock programs in place for the management team though it anticipates creating one as the Company grows.

Neil Patel Digital and Marketing Legion Works Products

See “Management’s Discussion and Analysis -- Results of Operations for the Fiscal Year Ended December 31, 2021 Compared to Fiscal Year Ended December 31, 2020 – Revenues.”

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SECURITIES BEING OFFERED

Legion Works, Inc. (the “Company”) was formed on November 4, 2019 as a Delaware Corporation for the general purpose of engaging in any lawful activity for which corporations may be organized under the law of the State of Delaware. The following description summarizes important terms of the Company’s Voting Common Stock and Super Voting Common Stock. This summary does not purport to be complete and is qualified in its entirety by the Amended and Restated Certificate of Incorporation and Bylaws, copies of which have been filed as exhibits to the Offering Statement of which this Offering Circular is a part. For a complete description of the Company’s Voting Common Stock and Super Voting Common Stock, you should refer to the Amended and Restated Certificate of Incorporation, the Bylaws, and applicable provisions of the Delaware General Corporation Law.

There are two classes of stock in the Company:

1.	Voting Common Stock and
2.	Super Voting Common Stock

The total number of shares of both classes of stock the Company is authorized to issue is 100,000,000 shares, 10,000,000 of which are Super Voting Common Stock and 90,000,000 of which are Voting Common Stock. The Shares being sold in this Offering are all Voting Common Stock. As of July 13, 2022, the Company has sold 4,146,612 shares of Voting Common Stock, comprising 3,877,511 sold as Units plus an additional 269,101 shares of Voting Common Stock issued upon exercise of the Warrants. Each share of Voting Common Stock is entitled to one vote.

There is one other class of stock in the Company as of the date of this Offering Circular which is Super Voting Common Stock. The Company is not limited from creating additional classes which may have preferred dividend, voting and/or liquidation rights or other benefits not available to holders of its Voting Common Stock if it chooses to do so.

The Super Voting Common Stock (which are not offered in this Offering Circular) are allowed 4 votes per share, whereas the Voting Common Stock (which is offered in this Offering Circular) have one vote per share. In every other respect, other than voting rights, the Super Voting Common and Voting Common Stock are identical.

Dividends will be declared, if at all (and subject to the rights of holders of additional classes of securities, if any), in the discretion of the Company’s Board of Directors. Dividends, if ever declared, may be paid in cash, in property, or in shares of the capital stock of the Company, subject to the provisions of law, the Company’s Bylaws and the Certificate of Incorporation.

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We have not paid any dividends, but intend to do so when we legally can. As of the date of this Offering, we are not legally able to declare dividends. While not guaranteed, the Company intends to pay dividends after the end of twelve calendar months after the Offering’s final closing in the 2020 calendar year. Before payment of any dividend, there may be set aside out of any funds of the Company available for dividends such sums as the Board of Directors, in its absolute discretion, deems proper as a reserve for working capital, to meet contingencies, for equalizing dividends, for repairing or maintaining any property of the Company, or for such other purposes as the Board of Directors shall deem in the best interests of the Company. The Company anticipates that the amount set aside out of company profits will be twenty-five percent (25%) of net profits. Additionally, until the Company fully pays stockholders back the full invested capital, each investor will receive a dividend greater than his ownership percentage. Specifically, sixty-five percent (65%) of all net profits after funds are set aside (currently anticipated to be twenty-five percent (25%)) will be divided among all Voting Common Stock shareholders, with the remaining thirty-five percent (35%) being divided among the Super Commons Stock shareholders. After the Company fully pays stockholders back the fully invested capital, all dividends will be equal to the percentage owned by each stockholder (after funds are set aside). The Board of Directors reserves the right, in its full discretion, to adjust this arrangement should it reasonably believe that this arrangement would limit the Company’s ability to grow .

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ONGOING REPORTING AND SUPPLEMENTS TO THIS OFFERING CIRCULAR

We will be required to make annual and semi-annual filings with the SEC. We will make annual filings on Form 1-K, which will be due by the end of April each year and will include audited financial statements for the previous fiscal year. We will make semi-annual filings on Form 1-SA, which will be due by September 28 each year, which will include unaudited financial statements for the six month period ending June 30 of that year. We will also file a Form 1-U to announce important events such as the loss of a senior officer, a change in auditors or certain types of capital-raising. We will be required to keep making these reports unless we file a Form 1-Z to exit the reporting system, which we will only be able to do if we have less than 300 shareholders of record and have filed at least one Form 1-K.

At least every 12 months, we will file a post-qualification amendment to the Offering Statement of which this Offering Circular forms a part, to include the company’s recent financial statements.

We may supplement the information in this Offering Circular by filing a Supplement with the SEC.

All these filings will be available on the SEC’s EDGAR filing system. You should read all the available information before investing.

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LEGION WORKS, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2021 AND 2020

LEGION WORKS, INC AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECMBER 31, 2021 AND 2020

F-1

Alan T. Schiffman, CPA, PC

Financial Strategists Business Consultants

1166 Dimock Lane Naples, FL 34110

Telephone 239-595-0314; Fax 239-594-7984

Email: ats@naplescpa.net Website: alantschiffman.com

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors of

Legion Works, Inc.

La Jolla, California

Opinion

We have audited the accompanying financial statements of Legion Works, Inc (A Delaware Company) and Subsidiaries (collectively referred to as the “Company”, “we”, “us”, or “our”), which comprise of the Consolidated Balance Sheets as of December 31, 2021 and 2020, and the related Consolidated Statements of Operations, Consolidated Statements of Changes in Stockholders’ Equity (Deficit), and Consolidated Statements of Cash Flows for the two years ended December 31, 2021, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Legion Works, Inc. and Subsidiaries as of December 31, 2021, and the results of its operations and its cash flows for the period then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of The Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the ability of The Company to continue as a going concern within one year after the date that the financial statements are available to be issued. As discussed in Note 13.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the company’s ability to continue as a going concern for a reasonable period of time.

•	The auditor has not been engaged to communicate key audit matters.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

As discussed in Note 13 certain conditions indicate that the Company may not be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Alan T. Schiffman, CPA PC

Certified Public Accountants

June 22, 2022

F-2

LEGION WORKS, INC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2021 AND 2020

ASSETS	2021	2020
Current Assets
Cash and cash equivalents	$5,013,056	$2,244,076
Total Current Assets	5,013,056	2,244,076

Non Current Assets
Cost of App platform software	1,835,000	1,700,000
Intangible assets	2,468,690	950,226
Imputed interest	42,805	42,805
Goodwill	17,280	-
Accumulated amortization	(872,174)	(3,744)
	3,491,601	2,689,287
Other Assets
Property plant and equipment	20,178	20,178
Accumulated depreciation	(6,572)	(2,537)
	13,606	17,641

TOTAL ASSETS	8,518,263	4,951,004

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued expenses	160,769	59
Short term loans	27,634	-
Other current liabilities	98,908	-
Note payable, current portion	900,000	1,000,000
Total current liabilities	1,187,311	1,000,059

Non Current Liabilities
Note payable	-	800,000
Minority interest in consolidated entities	(5,896)	-
Total non current liabilities	(5,896)	800,000

TOTAL LIABILITIES	1,181,415	1,800,059

Stockholders' Equity:
Super Voting Common Stock, $0.0001 Par Value; 20,000,000 Shares Authorized; 9,350,000, Issued and outstanding as of December 31, 2021 and 2020.	935	935
Voting Common Stock, $0.0001 Par Value; ; 80,000,000 Units Authorized; 3,993,827 and 1,415,571 Issued and Outstanding, as of December 31, 2021 and 2020, respectively.	399	142
Additional paid-in capital, net of capital raise expenses	8,898,667	3,167,898
Retained deficit	(1,563,153)	(18,030)
TOTAL STOCKHOLDERS' EQUITY	7,336,848	3,150,945

TOTAL LIABLITIES AND STOCKHOLDERS' EQUITY	8,518,263	4,951,004

F-3

LEGION WORKS, INC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020

REVENUE
Revenues	$1,612,798	$2,590
TOTAL REVENUE

Cost of Revenues	208,237	-
TOTAL COST OF REVENUES	208,237	-

OPERATING EXPENSES
Advertising and marketing	102,497	-
Bank charges and fees	1,489	241
Contractors	687,486	-
Dues and subscriptions	259,800	-
General and administrative	72,098	-
Insurance	83,008	-
Office supplies and software	15,294	8,789
Payroll fees and taxes	45,025	-
Professional and legal	243,275	5,250
Rent	44	-
Salaries and wages	563,101	-
Transportation	1,547	-
TOTAL EXPENSES	2,074,664	14,280

OTHER (INCOME) & EXPENSES
Interest	11,649	59
Foreign currency translation (gain) loss	1,554	-
Depreciation	4,036	2,537
Amortization	868,430	3,744
Other income	(4,753)	-
Minority interest in earnings of subsidiaries	(5,896)	-
TOTAL OTHER (INCOME) & EXPENSES	875,020	6,340

NET INCOME (LOSS)	(1,545,123)	(18,030)

F-4

LEGION WORKS, INC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	Common Stock		Additional	Retained
	Super Voting	Voting	paid-in capital	Earnings	Total

BALANCE, JANUARY 1, 2020	$500	$-	$-	$-	$500

Issuance of shares	$435	$142	$3,536,836		$3,537,413

Net income(loss) from operations				$(18,030)	$(18,030)

Cost of raising capital			$(368,938)		$(368,938)

BALANCE, DECEMBER 31, 2020	$935	$142	$3,167,898	$(18,030)	$3,150,945

Issuance of shares		$258	6,547,630		$6,547,888

Net income(loss) from operations				(1,545,123)	$(1,545,123)

Cost of raising capital			$(816,861)		$(816,861)

BALANCE, DECEMBER 31, 2021	$935	$399	$8,898,667	$(1,563,153)	$7,336,848

F-5

LEGION WORKS, INC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASHFLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	(1,545,123)	$(18,030)
Depreciation	4,036	2,537
Amortization	869,071	3,744
Minority interest in subsidiary earnings	(5,896)	-
Adjustments to reconcile net income to cash provided by operating activities:
Changes in operating assets and liabilities
Increase (Decrease) in current liabilities	287,252	-
Net cash provided by (utilized in) operating activities	(390,660)	(11,749)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of subsitiary	(1,617,735)	(2,749,941)
Cash received with acquisition	-	56,968
Property, plant and equipment acquisition	-	(20,177)
Intangible asset acquisition	(53,011)	-
Net cash provided by (used in) investing activities	(1,670,746)	(2,713,150)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock	5,731,027	3,168,040
Proceeds from issuance of super common stock	-	435
Proceeds from issuance (payment) of note payable	(900,000)	1,800,000
Proceeds from related party payable
Net cash provided by (used in) financing activities	4,831,027	4,968,475

Net (decrease)/increase in cash and cash equivalents	2,769,621	2,243,576

Cash and cash equivalents, beginning of period	2,244,076	500

Cash and cash equivalents, end of period	$5,013,697	$2,244,076

F-6

LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

NOTE 1 - SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Legion Works, Inc. (the “Company”) was incorporated on November 20, 2019 as a Delaware Corporation. The Company’s corporate year-end is December 31.

The Company is a newly organized information technology software acquisition company incorporated as a Delaware corporation and located in San Diego, California. The Company was formed for the purpose of acquiring companies that have developed software platforms targeted to high growth economic markets. The Company pro-actively sources SaaS (Software as a Service) businesses in markets the Company understands that are ripe for a tech-enabled venture to scale. The Company identifies markets with specific and known needs with recurring revenue and targets enterprises within that market. The Company’s management enhances the target by providing expertise in tech, marketing, business development and operations to dramatically increase scale and profitability. The Company’s management team has had historic success sourcing, acquiring, growing and monetizing these types of companies and believes this experience makes the Company well suited to identify, source, negotiate and execute software company acquisitions with the ultimate goal of pursuing attractive risk-adjusted returns for our shareholders. The Company will seek business opportunities primarily in online software, including, but not limited to marketing and sales software tools and e-commerce software tools. The Company will be opportunistic in seeking acquisitions both in the United States and internationally.

BASIS OF PRESENTATION AND USE OF ESTIMATES

Based upon a Membership Interest Purchase Agreement dated December 29, 2020, the Company purchased one hundred percent (100%) of the outstanding Membership Units of Hello-Bar, LLC for a purchase price of $2,750,000; comprised of cash at closing of $950,000 and a non-interest-bearing Promissory Note in the amount of $1,800,000. The imputed interest on the Promissory Note is $42,805 which reduced the cost of Contracts in process in the amount of $42,805. The purchase price was based upon an Enterprise Valuation prepared by StoneBridge Advisory, Inc. As a result, the Company’s financial statements include the consolidation of the Company and its subsidiary, Hello-Bar LLC. Hello- Bar, LLC has a valued brand, recognized for its multiple software product platforms and interactive websites, which are utilized by many subscribers. The CEO of the Company was also the CEO of Hello- Bar, LLC, commencing January 2019. (See Note 4 for purchase details)

Based upon a Shareholder Agreement dated March 26, 2021, the Company purchased ninety percent (90%) of the outstanding common stock of Convert More, Inc. for a cash purchase price of $67,500. The purchase price was based upon managements determination of fair market values of the acquired assets. As a result, the Company’s financial statements include the consolidation of the Company and its subsidiary, Convert More, Inc. Convert More, Inc. was acquired mainly due to its code base which the seller spent one year developing. (See Note 4 for purchase details)

F-7

LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

Based upon a Shareholder Agreement dated November 5, 2021, the Company purchased ninety four percent (94%) of the outstanding common shares of Dealify, Inc. for a purchase price of $467,280; comprised of cash at closing of $300,000, a non-interest-bearing Promissory Note in the amount of $150,000 and capitalized legal and accounting fees of $16,030 and $1,250, respectively. The imputed interest on the Promissory Note is $215 for the year ended December 31, 2021. The purchase price was based upon the agreements value statement in which the buyer ascribed value to the various assets owned by the company. As a result, the Company’s financial statements include the consolidation of the Company and its subsidiary, Dealify, Inc. (See Note 4 for purchase details)

Based upon a Stock Purchase Agreement dated November 16, 2021, the Company purchased ninety percent (90%) of the outstanding common shares of Growth Collective Solutions, Inc. for an original cash purchase price of $1,200,000. The initial purchase price was increased by $145,105 by the total cash and net accounts receivable held by Growth Collective, then subsequently decreased by a total of $176,920 for the Company’s transaction expense and indebtedness. These adjustments resulted in a net purchase price of $1,168,185 as outlined in the purchase agreement. The acquisition price was also increased by capitalized legal and accounting fees of $8,361 and $1,250, respectively. The purchase price was based upon the agreements value statement in which the buyer ascribed value to the various assets owned by the company. As a result, the Company’s financial statements include the consolidation of the Company and its subsidiary, Growth Collective, Inc. (See Note 4 for purchase details)

The consolidated financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. These require the use of estimates and assumptions that affect the assets and liabilities reported in the financial statements, as well as amounts included in the notes thereto, including discussion and disclosure of contingent liabilities. Although the Company uses its best estimates and judgments, actual results could differ from these estimates as future confirming events occur.

The Company is considered an emerging growth company under Section 101(a) of the Jumpstart Business Act as it is an issuer that had total annual gross revenues of less than $1 billion during its most recently completed fiscal period. Because the Company is an emerging growth company, the Company has an exemption from Section 404(b) of Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Under Section 404(b), the Company is exempt from the internal control assessment required by subsection (a) that requires each independent auditor that prepares or issues the audit report for the issuer shall attest to, and report on, the assessment made by the management of the issuer.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

F-8

LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

RISKS AND UNCERTAINTIES

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

CONCENTRATION OF CREDIT RISK

The Company maintains its cash with a financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. The Company maintains balances in excess of the federally insured limits.

CASH AND CASH EQUIVALENTS

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account and online payment platforms. As of December 31, 2021 and 2020, the Company had $5,013,056, and $2,244,076 of cash on hand respectively.

RECEIVABLES AND CREDIT POLICY

Based upon monthly contracts, (see discussion below), the Company sells subscriptions to use the various software app platforms. Trade receivables from subscribing customer contracts are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables will be stated at the amount billed to the customer. Payments of trade receivables will be allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced any write-downs in its accounts receivable balances. As of December 31, 2021 and 2020, the Company Contracts in process, net was $417,740 and $581,115 respectively.

INTANGIBLE PERSONAL PROPERTY

In compliance with ASC 730-10, Research and Development expenditures, the Company capitalized and carries forward as assets, the costs to purchase and or develop multiple interactive software platforms, monetized through contract subscription revenues. Research is the planned efforts of a company to discover new information that will help create a new product or service. Development takes the findings generated by research and formulates a plan to create the desired platform Apps. The Company applies the GAAP capitalization requirements of the “waterfall” approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company monetizes and forecasts the revenues from the multiple platform Apps software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed.

F-9

LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

The Company reviews the carrying values of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

DEFERRED SYNDICATION EXPENSE

Financial Accounting Standard Board Accounting Standards Codification number 340-10-S99-1, Other Assets and Deferred Costs, allows specific, incremental costs directly related to securities offerings to be deferred and charged against the gross proceed of the offering. In 2019, the Company deferred applicable syndication expenses based on this criteria. During the year ended December 31, 2020, the Company wrote off deferred syndication expenses, including professional fees, marketing, broker dealer and other related expenses in the amount of $368,937

FAIR VALUE MEASUREMENTS

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework (Topic 820) - Changes to the Disclosure Requirement for Fair Value Measurement. This guidance removes or modifies various disclosures relating to the activity or reconciliation of Level 1, Level 2 and Level 3 fair value measurements. It is effective for interim and annual periods beginning after December 15, 2019. Management will evaluate this guidance and the impact it will have on the financial statements.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its assets and liabilities based on a fair value hierarchy that includes 3 levels of inputs that may be used to measure fair value. The 3 levels are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are those other than quoted prices that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs reflect the Company’s own assumptions about the inferences that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances and may include the Company’s own data.

REVENUE RECOGNITION

The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The contracts are monthly. However, based upon management’s analysis of the subscriber contracts, historically, the contracts are renewed on average over from a seven to twelve month period. The Company generates revenues by allowing its subscriber customers to use multiple interactive software platforms, including the Onboardflow platform app acquired in March 2021. For years ending December 31, 2021 and 2020 the Company generated revenue of $1,612,798, and $2,590, respectively.

F-10

LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

SOFTWARE REVENUE RECOGNITION

The AICPA’s Accounting Standards Executive Committee (AcSEC), issued SOP 97-2, which provided guidance on when and how to recognize revenue from the sale, lease or licensing of computer software. It does not apply to the sale of products containing software that is incidental to the product being sold. Accordingly, the Company complies with the standards set forth therein as follows:

If the sale of computer software involves significant customization, modification or production, the transaction will be accounted for as a long term contract. In all other cases, revenue will be recognized when the following four conditions are met:

1. Persuasive evidence of an arrangement exists

2. Delivery has occurred

3. The Company’s price is fixed or determinable

4. Collectability of the selling price is probable

INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. There is no income tax provision for the Company for the period from Inception through December 31, 2021, as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020, the unrecognized tax benefits accrual was zero.

REVENUE RECOGNITION – MONITIZATION OF PLATFORM APPLICATION

The multiple Apps purchased, provides the Company’s subscribers with online marketing and analytics software. These applications generate recurring subscription revenue on a monthly or annual basis. Deferred revenue arises due to the timing differences between funds received upon the signing of the Order Form and revenue earned over the on-year period.

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured.

F-11

LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

RECENT ACCOUNTING PRONOUNCEMENTS

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

The Company is a C Corporation under the Internal Revenue Code and a similar section of the state code.

All income tax amounts reflect the use of the liability method under accounting for income taxes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes arising primarily from differences between financial and tax reporting purposes. Current year expense represents the amount of income taxes paid, payable or refundable for the period.

Deferred income taxes, net of appropriate valuation allowances, are determined using the tax rates expected to be in effect when the taxes are actually paid. Valuation allowances are recorded against deferred tax assets when it is more likely than not that such assets will not be realized. When an uncertain tax position meets the more likely than not recognition threshold, the position is measured to determine the amount of benefit or expense to recognize in the financial statements.

F-12

LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

The Company’s income tax returns are subject to review and examination by federal, state and local governmental authorities. As of December 31, 2019, there is no year open to examination with federal, state and local governmental authorities. To the extent penalties and interest are incurred through an examination, they would be included in the income tax section of the statement of operations and comprehensive loss.

NOTE 2 - RISKS AND UNCERTAINTIES

The Company generated revenue of $1,612,798 and $2,590 during the years ended December 31, 2021 and 2020, respectively. Operations began November 20, 2019. See discussion above and Note 4. There can be no assurance that the Company will successfully be able to generate profitable operations.

NOTE 3 - CASH CONCENTRATION

The Company maintains funds in a financial institution that is a member of the Federal Deposit Insurance Corporation. As such, funds are insured based on the Federal Reserve limit. The Company has not experienced any losses to date, and management believes it is not exposed to any significant credit risk on the current account balance.

NOTE 4 – PURCHASE OF SUBSIDIARY COMPANIES

HELLO BAR, LLC

As of December 29, 2020, the Company purchased one hundred percent (100%) of the outstanding Membership Units of Hello-Bar, LLC for a purchase price of $2,750,000; comprised of cash at closing of $950,000 and a non-interest bearing Promissory Note in the amount of $1,800,000. The Company has also agreed to provide additional working capital in the amount of $50,000. The financial highlights of the purchase transaction are as follows:

HELLO-BAR, LLC

Balance Sheet Financial Highlights

December 29, 2020

Cash		$56,968
Accounts receivable, net		$-
Contracts in process, net	(a)	$583,805
Subscribers marketing software	(b)	$450,000
App platform software	(c)	$1,250,000
Website	(d)	$35,000
Restrictive covenants	(e)	$20,000
Domain, brand, trademark and other	(f)	$311,422
Total		$2,707,195

____________

(a) The Company purchased a revenue stream of subscription contracts of subscriber end users of the software. Historically, the monthly contracts automatically renew for a period of from seven to twelve months. As a result the Company present valued the estimated revenues from such contracts at a market discount rate. Due to the non interest bearing note payable to Seller, the Company netted the imputed interest of $42,805, against the Contracts in process of $626,610. The Company included the asset on the balance sheet of $581,115 net of $2,690 representing one day amortization.

F-13

LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(b) The Company acquired and now owns the Subscribers marketing software platform.

(c) The Company acquired multiple interactive software platforms which the Seller developed and maintained over multiple years.

(d) The Company independently determined the fair value of the Hello-Bar, LLC Website.

(e) It is the understandings of the purchase transaction, that Seller would abide by certain restrictive covenants, including competition, solicitation, disparagement and other.

(f) Management provided the fair value of the domain, brand, trademarks and other.

CONVERT MORE, INC. (FORMERLY, ONBOARD FLOW LIMITED)

As of March, 26, 2021 the company purchased ninety percent (90%) of the common stock of Convert More, Inc. for a purchase price of $67,500. The financial highlights of the purchase transaction are as follows:

CONVERT MORE, INC.

Balance Sheet Financial Highlights

March, 26, 2021

Code base	(a)	$60,000
Domain, brand, trademark and other	(b)	$2,500
Customer database	(c)	$2,500
Content	(d)	$2,500
Total		$67,500

___________

(a) Convert More’s team has previously developed many products. The Seller spent 1 year building the product. To build what we bought it would have cost more than the purchase price, but we would ascribe $60,000 of the purchase to the code base.

(b) Management kept the brand/name/URL. Management believes that to be worth $2,500 at the time of acquisition.

(c) Convert More had a small amount of content that enabled some organic traffic to the site. Management believes that to be worth $2,500 at the time of acquisition.

(d) Convert More was earning about $200-$250 per month in revenue at the time of acquisition. Retention was strong; therefore 12 months would be another $2,500.

DEALIFY, INC.

As of November 5, 2021 the company purchased ninety four percent (94%) of the common stock of Dealify, Inc. for a purchase price of $467,280; comprised of a $300,000 cash payment, a $150,000 non-interest bearing promissory note and capitalized legal and accounting fees of $16,030 and $1,250, respectively. The financial highlights of the purchase transaction are as follows:

F-14

LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

DEALIFY, INC.

Balance Sheet Financial Highlights

November 5, 2021

Website	(a)	$100,000
Restrictive covenants	(b)	$70,000
Domain, brand, trademark and other	(c)	$6,500
Customer database	(d)	$70,000
Email Marketing	(e)	$140,000
Operational cash	(f)	$3,000
Organic web traffic	(g)	$60,500
Total		$450,000

__________

a. The interactive website and e-commerce app at www.dealify.com would cost significant time and money to recreate. Based on the Buyer’s extensive experience in designing and building of websites and interactive web-based apps, it estimates the value of the website to be $100,000.

b. The Seller has developed significant knowledge of its industry and many best practices in making www.dealify.com successful. This Agreement establishes restrictive covenants that limit the ability for the Seller to be able to create a similar online website or interactive app that would compete with the Company. The Buyer estimates these restrictive covenants to be worth $70,000.

c. The Buyer has consulted with third-party web domain valuation websites and estimates the domains www.dealify.com and www.dealify.io to be worth $6,500.

d. The Company has built a database of customers who have purchased from the www.dealify.com website since its inception. These customers have a history of purchasing on the site. The Company believes this database to be worth $70,000.

e. The Company has accumulated a large email list of companies and individuals interested in receiving offers to buy software deals promoted by the Company. The Company currently has 17,380 email subscribers and, on average, each of those subscribers is worth $1.58 in gross revenue per month. The Buyer believes that this list will continue to produce consistent revenue for a minimum of 2 years. It has discounted the total revenue this would produce over this time period and believes this list to be valued at $140,000.

f. Per this Agreement, the Seller is transferring $3,000 in operational cash at Close.

g. The Buyer has significant experience in developing organic web traffic for websites and online interactive apps. Doing so requires a significant investment of time and money and is hard to replace. The Buyer believes the organic traffic that the Company has amassed is worth at least $60,500.

GROWTH COLLECTIVE

As of November 16, 2021 the company purchased ninety percent (90%) of the common stock of Growth Collective, Inc. for an initial purchase price of $1,200,000. The initial purchase price was increased by $145,105 by the total cash and net accounts receivable held by growth collective. Then subsequently decreased by a total of $176,920 by the company transaction expense and indebtedness. Finally, the price is increase by capitalized legal and accounting fees of $8,361 and $1,250, respectively. These adjustments resulted in a final purchase price of $1,177,796. The financial highlights of the purchase transaction are as follows:

F-15

LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

GROWTH COLLECTIVE, INC.

Balance Sheet Financial Highlights

November 16, 2021

Cash & net accounts receivable		$145,105
Indebtedness		$(176,920)
Operational cash	(a)	$100,000
Marketing Website	(b)	$40,000
Platform application	(c)	$135,000
Expert community	(d)	$250,000
Customer database	(e)	$450,000
Domain name	(f)	$4,500
Organic web traffic	(g)	$45,500
Restrictive covenants	(h)	$175,000
Total		$1,168,185

____________

a. Per this Agreement, the Seller is transferring $100,000 in operational cash at Close.

b. Buyer has extensive experience designing and building marketing websites. Based on its experience, it estimates that the marketing website at www.growthcollective.com would cost approximately $40,000 to design and build.

c. Buyer also has extensive experience designing, building and maintaining web based software applications. The app at www.growthcollective.com would take significant time and cost to create. It uses a series of different third party software applications that have been wired together using a series of different APIs to create a user-friendly experience. This customization and wiring together of multiple different software platforms would cost an estimated $135,000.

d. The Company has accumulated a community of world-class marketing experts that it matches companies to within its business model. These experts are very difficult to attract and are highly sought after, creating a strong market resource required for the growth of the business. This community of marketing resource have skills across key marketing disciplines including email marketing, Search Engine Optimization, Social Media Advertising, Google Advertising and many other high growth marketing areas. The company has researched, attracted and vetted all experts in its marketplace. The number of experts in its marketplace is currently over 500; it would take multiple years and extensive expense to develop a similar expert community. This is community is key to the continued success of the business and is estimated by the buyer to be worth $250,000.

e. The Company has built a database of customers current and past that provides a high probability of future revenue. These customers have a history of consistently purchasing and it is estimated that current customers have a very high probability of continuing to produce revenue for the company for at least eight months. Based on this high probability, Buyer believes that current customers will continue to generate at least $65,000 in revenue for eight months. Therefore, Buyer believes this customer database to be worth at least $450,000.

f. The Buyer has consulted with third-party web domain valuation websites and estimates the domain www.growthcollective.com to be worth $4,500.

g. Buyer has significant experience in developing organic web traffic for websites and online interactive apps. Creating sustainable and ongoing organic web traffic requires the creation of intellectual property in the form of articles and blog posts as well as getting inbound links from other websites. The Company has created many articles that have resulted in a steady flow of monthly visitors, some of whom become leads and customers each month. Doing so requires a significant investment of time and money and is hard to replace. The Company’s current organic web traffic drives a significant and consistent number of new business leads on a monthly basis. Given the large revenue that can be generated from each customer, these leads are valuable. The Buyer believes the organic traffic that the Company has amassed is worth at least $45,500.

h. The Seller has developed significant knowledge of its industry and many best practices in making the Company successful. This Agreement establishes restrictive covenants that limit the ability for the Seller to be able to create a similar online website, marketplace or interactive app that would compete with the Company. The Territory for this non-compete includes most of the largest software and business markets in the world, including North America, South America, Europe and the United Kingdom. The Buyer estimates these restrictive covenants to be worth $175,000.

F-16

LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

NOTE 5 – CLOUD BASED AND APP PLATFORM SOFTWARE AND INTANGIBLE ASSETS

Due to the acquisitions of Hello Bar, LLC, Convert More, Inc., Dealify, Inc. and Growth Collective, Inc., the following intangible assets were acquired as of December 31, 2021. The amortization column represents the corresponding amortization expense incurred for the year ended December 31, 2021.

Description	Amount	Useful Life	Amortization
Subscribers marketing software	$450,000	Five years	$90,000
Application platform software	$1,385,000	Five years	$270,712
Total app platform software	$1,835,000		$360,712
Website	$175,000	Five years	$28,479
Restrictive covenants	$261,158	Three years	$68,333
Domain, brand, trademark and other	$324,922	Five years	$32,178
Customer database	$522,500	Five years	$80,164
Email marketing	$140,000	Five years	$21,479
Organic web traffic	$106,000	Five years	$16,263
Expert community	$250,000	Five years	$38,356
Code base	$60,000	Five years	$9,205
Content	$2,500	Five years	$384
Customer contracts	$626,610	Three years	$208,870
Imputed interest asset	$42,805	Fifteen years	$2,854
Goodwill	$17,280	Fifteen years	$1,152
Total Intangibles	$4,363,775		$868,430

Acquired finite-lived intangible assets are amortized on a straight-line bases over the estimated useful lives of the assets. If the estimated useful life assumption of any asset is changed the remaining unamortized balance is amortized over the revised estimated useful life.

NOTE 6 – CAPITAL RAISE EXPENSES

As of December 31, 2021 and 2020 the Company has accumulated a total of $1,185,799 and $368,937 in expenses related to raising capital, respectively. The securities offering expenses are primarily comprised of legal, accounting and broker dealer fees. All capital raise expenses have been deducted against capital.

NOTE 7 – PROMISSORY NOTES

HELLO BAR, LLC – PROMISSORY NOTE PAYABLE

On December 31, 2020, in connection with the purchase of 100% of the outstanding membership units of its subsidiary company Hello-Bar LLC, the Seller took back a non-interest bearing Promissory Note in the amount of $1,800,000. As of March 31, 2021 the Company paid the Seller one million dollars ($1,000,000). The Promissory Note provides for $800,000 to be paid Prior to December 31, 2022. Imputed interest amounting to $42,805 is included in the balance sheet as imputed interest.

DEALIFY, INC. - PROMISSORY NOTE PAYABLE

On November, 5 2021, in connection with the purchase of 94% of the outstanding common shares of its subsidiary company Dealify, Inc. the Seller took back a non-interest bearing Promissory Note in the amount of $150,000. As of December 31, 2021 the Company paid the Seller fifty thousand ($50,000). The Promissory Note provides for the remaining balance to be paid prior to August 1, 2022. Imputed interest amounting to $215 is included in the balance sheet as imputed interest.

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LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

NOTE 8 – INCOME TAXES

For income tax purposes the Company will deduct research and development and other intangible asset costs when incurred. For financial purposes such costs have been capitalized. Deferred income taxes arise as a result of these timing differences.

NOTE 9 - RELATED PARTY TRANSACTIONS

RELATED PARTY CAPITAL CONTRIBUTION

As of December 31, 2021 and 2020, officers of the Company have contributed $935 to purchase 9,350,000 shares of super Voting Common Stock. (See Shareholder Equity below).

RELATED PARTY PAYABLES

In relation to the acquisition of Hello Bar, LLC outlined in Note 4 above, The Company owed Michael Kamo $800,000 and $1,000,000 as of December 31, 2021 and 2020, respectively.  Under the terms of the Purchase Agreement, the Company purchased Hello Bar from Michael Kamo (the “Seller”) who, prior to this transaction, held 100% of Hello Bar’s membership interests. The Seller, Mr. Kamo, also currently serves as Director and Chief Officer of Operations of the Company. Furthermore, Ryan Bettencourt, the Company’s CEO, formerly served as the CEO of Hello Bar. The parties to the Purchase Agreement obtained a third-party valuation of Hello Bar prior to agreeing to a Purchase Price, which included seeking offers through a broker from interested parties to establish a fair market value for Hello Bar. The parties agreed to a Purchase Price that is discounted from the third party valuation and is payable over two years with no stated interest rate.

NOTE 10 – SHARHOLDER EQUITY

The Shareholders’ equity is comprised of two classes of common stock; Super Voting Common Stock and Common Stock. As of December 31, 2021 the company has authorized the issuance of 20,000,000 shares of Super Voting Common Stock and 80,000,000 shares of its Voting Common Stock, see discussion below for additional information.

SUPER VOTING COMMON STOCK

Super Voting Common Stock has a par value of $0.0001, and 9,350,000 issued and outstanding as of December 31, 2021 and 2020. Each shareholder shall have four votes (4) for each share held by such shareholder.

COMMON STOCK UNITS

Voting Common Stock has a par value of $0.0001, and 3,993,827 and 1,415,571 shares issued and outstanding as of December 31, 2021 and 2020. Each shareholder shall have one vote (1) for each share held by such shareholders.

F-18

LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

The Company is authorized to issue 11,400,000Common Stock Units, consisting of one share of Voting Common Stock and one-half warrant to purchase one half share of Voting Common Stock (a total of 5,700,000 warrants) through an offering exemption from registration under Regulation A (the “Regulation A Offering”). Beginning in 2020, the Company commenced the Regulation A Offering of Units. Through May 18, 2021, the purchase price of each unit was $2.50, and the exercise price of each whole warrant was $3.25 per share, subject to customary adjustments over an 18-month period following the date of issuance of the warrant.  At that date, the price per unit was increased to $3.00 and the exercise price of the warrants increased to $3.90 per share of Voting Common Stock, for total offering proceeds of $53,197,308.00. As of December 31, 2021, the Company has sold 3,993,827 million shares of Voting Common Stock, plus 1,820,597 warrants to purchase Voting Common Stock, for net proceeds of $8,898,667, including funds from the sale of 360,117 units subscribed. Amounts received from the sale of the warrants $874,581. The funds are included in additional paid in capital. See also Subsequent Events footnote 12, below.

NOTE 11 - COMMITMENTS AND CONTINGENT LIABILITIES

WORKING CAPITAL

In connection with the purchase of Hello-Bar, LLC, the Company has agreed to provide working capital in the amount of $50,000. See Note 4 above.

LEGAL MATTERS

In the normal course of business, the Company may become a party to litigation matters involving claims against it. At December 31, 2021, there are no current matters that would have a material effect on the Company’s financial position or results of operations.

NOTE 12 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through June 22, 2021, the date the financial statements were available to be issued.

F-19

LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

COMMON STOCK UNITS

As of January 6, 2022, the offering price of common stock units was raised to $3.60 for voting common shares and one-half warrant to purchase one-half share of Voting Common Stock at a cost $4.65 for eighteen months per warrant. Each Common Stock Unit is comprised of (a) one voting common share, being sold at $2.50 per share, having $0.00001 par value and (b) one-half of one common share purchase warrant to purchase one additional Common Share, having an exercise price of $4.65 per common share. Funds invested in Common Stock Units totaled $942,405, including funds in escrow of $84,463.

SUBSEQUENT PAYMENT OF DEBTS

On January 31, 2022, the Company paid $200,000 to the seller of Hello Bar, LLC in relation to the purchase of the subsidiary. As a result, the outstanding balance due to the seller was reduced to $600,000. Subsequently, on April 29, 2022 The Company paid the second of three $50,000 installments related to the purchase of Dealify, Inc. resulting in a remaining outstanding balance of $50,000 due to the seller.

NOTE 13 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2019. For the period from inception to December 31, 2021, the Company has losses aggregating $1,563,794. The Company’s ability to continue is dependent upon management’s plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

COVID – 19

In January 2020, the World Health Organization has declared the outbreak of COVID-19 as a “Public Health Emergency of International Concern,” which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

F-20